Form 20-F
period 1999-12-31
CALPETRO TANKERS BAHAMAS II LTD
filed 2000-06-27
CIK 923655

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 20-F

    Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                               OR

X   Annual Report pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1999

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

    Item 17             Item 18   X

                        TABLE OF CONTENTS

                             PART I

Item 1.       Description of Business ..........................1
                   The Company..................................1
                   Overview of Operations.......................1
                   The Management...............................2
                   The International Tanker Market .............2
                   Environmental and Other Regulations..........3
                   Risk of Loss and Liability; Insurance........4

Item 2.       Description of Property...........................5
Item 3.       Legal Proceedings.................................5
Item 4.       Control of Registrant ............................5
                  The Company...................................5

Item 5.       Nature of Trading Market .........................5
Item 6.       Exchange Controls and Other Limitations Affecting
              Security-Holders .................................5
Item 7.       Taxation..........................................5
Item 8.       Selected Financial Data...........................6
Item 9.       Management's Discussion and Analysis of Financial
              Condition and Results of Operations ..............6
Item 9 (A)    Quantitative and Qualitative disclosure about
              Market Risk.......................................8
Item 10       Directors and Officers of Registrant .............9
Item 11.      Compensation of Directors and Officers 9
Item 12.      Options to Purchase Securities from Registrant or
              Subsidiaries .....................................9
Item 13.      Interest of Management in Certain Transactions ...9

                             PART II

Item 14       Inapplicable

                            PART III

Item 15.      Defaults Upon Senior Securities .................10
Item 16.      Changes in Securities and Changes in Security for
              Registered Securities and Use of Proceeds .......10


                             PART IV

Item 17       Inapplicable
Item 18.      Financial Statements ............................10
Item 19.      Financial Statements and Exhibits ...............10

                   Signatures .................................11

                             PART I


ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

CalPetro Tankers (Bahamas II) Limited ("Bahamas II" or the "Company") was incorporated in the Bahamas on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III), each of which is incorporated in the Bahamas, and CalPetro Tankers (IOM) Limited which is incorporated in the Isle of Man (together the "Companies"). Each of the Companies was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Companies to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $46,620,000 of the Serial Loans and $35,052,000 of the Term Loans and acquired its Vessel, the CONDOLEEZA RICE, as described below. The Company engages in no business other than the ownership and chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

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

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

OVERVIEW OF OPERATIONS

The Company owns one 150,000 deadweight tonne ("dwt") Suezmax oil tanker, the CONDOLEEZA RICE, which was acquired from Chevron Transport Corporation (the "Vessel"). Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel has been chartered back to Chevron Transport Corporation (the "Initial Charterer" or "Chevron Transport") on bareboat charter (the "Initial Charter"). The Initial Charter has a term expiring on April 1, 2015, subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates.
Chevron Transport is principally engaged in the marine transportation of oil and refined petroleum products. Chevron Transport's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Initial Charter. The obligations of the Initial Charterer under the Initial Charter are guaranteed by Chevron Corporation ("Chevron"), a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron Transport is an indirect, wholly-owned subsidiary of Chevron.

The Vessel is a double-hull oil carrier of approximately 150,000 deadweight tons and is presently registered under the Bahamian flag. The Vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevron's subsidiaries. The builder of CONDOLEEZA RICE was Ishikawajima do Brasil Estaleiros S.A.


THE MANAGEMENT

The Company entered into a management agreement (the "Management Agreement") with P.D. Gram & Co, a.s. (in such capacity, the "Manager") to provide administrative, management and advisory services to the Company and arrange for remarketing services, if necessary, for the Vessel. On March 31, 1999, P.D.Gram & Co, a.s. resigned as Manager and Barber Ship Management resigned as Technical Advisor and on the same date each was replaced by

Frontline Limited, pursuant to an assignment of the Management
Agreement.

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

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which could have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. The tanker market in general has been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1999, the Suezmax sector of the tanker market continued to fluctuate and in the third quarter of 1999 fell to the lowest level since 1994. This was also the result of substantially lower volumes of oil transported due to the adherence by OPEC to their agreed oil production cuts introduced at the start of 1999, the fact that a high proportion of these cuts involved long-haul Middle East oil, increased competition from the VLCC sector and the draw of oil inventories. At the start of 2000, the Suezmax market has seen some improvement as scrapping of older tonnage has increased due to high bunker cost and the difficulties finding cargoes for old tonnage. Tanker scrapping activity is expected to continue at high levels given the current tanker market weakness, the relatively high orderbook, the tanker fleet age demographic, an expensive fifth special survey and stricter environmental regulations. Continued improvement in Suezmax freight rates will be largely dependent on improvement in the Asian economies, increased output from the OPEC countries and an increase in the rate of scrapping older vessels.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. However, Suezmax rates are still sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. The average daily time charter equivalent rates earned by modern Suezmaxes in 1999 was $16,000 on a single voyage basis.

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

Notwithstanding the phase-in period, OPA 90 currently permits existing single hull tankers to operate until the year 2015 if
(i) their operations within United States waters are limited to discharging at the Louisiana Offshore Oil Port ("LOOP") or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore and (ii) they are otherwise in compliance with applicable laws and regulations.

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

Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (subject to certain exceptions and qualifications) for all oil spill containment and clean-up costs and other damages arising from actual or threatened oil spills pertaining to these vessels. Although OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels, there is no specific exclusion for such entities under OPA 90.
In addition, if the Collateral Trustee of any Holder exercises remedies and becomes an "owner'" or "operator" or "demise charterer" of the Vessel following a Mortgage Event of Default, such person or entity may be subject to liability as responsible parties under OPA 90. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.


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

ITEM 8.  SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997, and the selected balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1997 and the selected income statement and balance sheet data with respect to the year ended December 31, 1996 and the period ended December 31, 1995 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                     Period
                                  Year ended        April 1,
                                 December 31,    to December 31,
                               _________________________________
                           1999     1998    1997     1996    1995
                               __________________________________
                                    (US Dollars in thousands)

INCOME STATEMENT DATA
Total income              5,348    5,767   6,178    6,611   5,128
Net income                  193      221     281      349     318

BALANCE SHEET DATA
Total assets             63,727   68,845  73,901   78,918  83,590
Long-term loans,
 including current       61,102   66,312  71,522   76,732  81,672
portion
Shareholders' equity      1,362    1,169     948      667     318

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

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1999 amounted to $5,171,000, compared with $5,592,000 for the year ended December 31, 1998.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $5,030,000 for the year ended December 31, 1999. The amortization of discount on loans for the period amounted to

$75,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1998 were $5,408,000 and $75,000, respectively.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1997

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1998 amounted to $5,592,000, compared with $6,008,000 for the year ended December 31, 1997.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $5,408,000 for the year ended December 31, 1998. The amortization of discount on loans for the period amounted to $75,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1997 were $5,778,000 and $75,000, respectively.

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

YEAR 2000

    The Vessels are provided with computers and have computerized control systems. Further the Vessels have equipment such as for example navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

    The initial terms of the Charters extend beyond the year 2000. The initial Charterer has assured the Company that it is very aware of the year 2000 problem. The Initial Charterer has confirmed that in the dealings with the Vessels it has taken, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

    The Owners have not incurred and do not expect to incur any
year 2000 related expenses.   At this stage no year 2000 problems
have been reported and should any problems arise the Initial
Charterer's obligation to pay charter hire is absolute.   This
absolute obligation includes circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of the Initial Charterer's diligent approach to the preparations for the year 2000. In addition, the Initial Charterer is obliged to indemnify the relevant Owner and the Company in respect of events arising through the term of the Charters with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessels by the Initial Charterer with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Initial Charterer's obligations as described above are guaranteed by the Chevron Guarantees.

    Additionally the Owners rely on the services of internationally recognised banks and other institutions to make
payments and provide management services.   There have been no
year 2000 effects on these services to date, and any future
problems will be covered by normal commercial arrangements.   The
owners do not expect to incur any costs in this area.

ITEM 9 (A)    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK

          (a) QUANTITATIVE INFORMATION ABOUT MARKET RISK

         Quantitative information about market risk instruments at December 31, 1999 is as follows:

         i)   Serial Loans:

         The principal balances of the Serial Loans bear interest at rates ranging from 7.35% to 7.57% and mature over a five year period beginning April 1, 2000. The loans are reported net of the related discounts which are amortized over the term of the loans.

         The outstanding serial loans have the following characteristics:

                 Principal due  Interest rate  Maturity date
                                                       $ 000

                         5,210          7.35%  April 1, 2000
                         5,210          7.44%  April 1, 2001
                         5,210          7.49%  April 1, 2002
                         5,210          7.55%  April 1, 2003
                         5,210          7.57%  April 1, 2004
                         _____

                        26,050
                         _____

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS OF CALPETRO TANKERS (BAHAMAS II)
LIMITED

                             Age    Position

Tor Olav Troim               37     Director and President
Alexandra Kate Blankenship   35     Director and Secretary

Tor Olav Troim has been a Director of Calpetro Tankers (Bahamas
II) Limited since 1998. Mr. Troim serves as a Director and Vice President of Frontline. Mr. Troim also serves as a director of Frontline AB, a wholly-owned subsidiary of Frontline, and is the Chief Executive Officer of Frontline Management AS, which company supports Frontline in the implementation of decisions made by the Board of Directors.

Kate Blankenship has been a Director of Calpetro Tankers (Bahamas
II) Limited since 1998. Mrs. Blankenship joined Frontline in 1994 and serves as Chief Accounting Officer and Secretary. Prior to joining Frontline she was a Manager with KPMG Peat Marwick in

Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 1999, the Company paid to its directors and officers, total compensation of $3,000.00.


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

Inapplicable.


ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-7, incorporated herein by reference.



ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this Annual
Report:

                                                             Page

Report of Independent Auditors                                F-1


Statement of Income for the years ended December 31, 1999,    F-2
1998 and 1997


Balance Sheet as at December 31, 1999 and 1998                F-3


Statement of Cash Flows for the years ended December 31,      F-4
1999, and 1997

Notes to the Financial Statements                             F-5

              CALPETRO TANKERS (BAHAMAS II) LIMITED

REPORT OF INDEPENDENT AUDITORS


THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CALPETRO TANKERS
(BAHAMAS II) LIMITED

    We have audited the accompanying balance sheet of Calpetro Tankers (Bahamas II) Limited as of December 31, 1999 and 1998 and the related statements of income and cash flows for each of the three years in the period ended December 31. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas II) Limited at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                  Ernst & Young
Douglas, Isle of Man              Chartered Accountants



June 21, 2000

              CALPETRO TANKERS (BAHAMAS II) LIMITED

                       STATEMENT OF INCOME




                                                                 Year ended
                                                                December 31,
(US Dollars in thousands)             Notes       1999       1998        1997

INCOME

Finance lease interest                 2(b)      5,171      5,592       6,008

Bank interest                                      102        100          95

Recognition of unearned finance
  lease income                         2(b)         75         75          75
                                                 _____      _____       _____

                                                 5,348      5,767       6,178


EXPENSES

Interest expense                          3    (5,030)    (5,408)     (5,778)

General and administrative expenses               (50)       (63)        (44)

Amortization of discount on loans      2(d)       (75)       (75)        (75)
                                                 _____      _____       _____

INCOME BEFORE TAXES                                193        221         281

Provision for taxes                    2(e)          -          -           -
                                                 _____      _____        ____

NET INCOME FOR THE YEAR                            193        221         281
                                                 =====      =====       =====

                    CALPETRO TANKERS (BAHAMAS II) LIMITED

                                BALANCE SHEET
                                                            December 31,
(US Dollars in thousands)                        Notes         1999      1998

ASSETS

Current assets:
Cash and cash equivalents                                     2,824     2,769
Current portion of net investment
 in direct financing leases                       2(b)        5,109     5,067
Interest receivable                                           1,242     1,348
Other current assets                                             46        46
                                                              _____     _____

TOTAL CURRENT ASSETS                                          9,221     9,230
Net investment in direct financing leases         2(b)       53,855    58,889
Discount on loans less amortization               2(d)          651       726
                                                             ______    ______

TOTAL ASSETS                                                 63,727    68,845
                                                            =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accrued interest                                              1,248     1,338
Current portion of serial loans                      4        5,210     5,210
Other liabilities                                                15        26
                                                              _____     _____

TOTAL CURRENT LIABILITIES                                     6,473     6,574
Long-term loans                                      4       55,892    61,102
                                                             ______    ______

TOTAL LIABILITIES                                            62,365    67,676
                                                             ______    ______
Stockholders' equity:
Common stock: 1,000 shares authorized;
100 shares of $1 par value
issued and outstanding                                            -         -
                                                             ______     _____

Retained earnings                                             1,362     1,169
                                                              _____    ______
TOTAL STOCKHOLDERS' EQUITY                                    1,362     1,169
                                                             ______     _____
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   63,727    68,845
                                                             ======    ======

                    CALPETRO TANKERS (BAHAMAS II) LIMITED

                           STATEMENT OF CASH FLOWS


                                                           Year ended
                                                          December 31,
                                                  1999       1998        1997
(US Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                     193        221         281
    Adjustments to reconcile net income to
     net cash provided by operating activities:
         Amortization of discount on loans          75         75          75
         Recognition of unearned income           (75)       (75)        (75)
         Changes in assets and liabilities
          Accounts receivable                      106        103         104
          Accounts payable                       (101)       (67)        (88)
                                                  ____       ____        ____

         Net cash provided by operating activities 198        257         297
                                                  ____       ____        ____
Cash Flows from Investing Activities:

    Repayment of direct finance leases           5,067      5,025       4,978
                                                 _____      _____       _____
    Net cash from investing activities           5,067      5,025       4,978
                                                 _____      _____       _____
Cash Flows from Financing Activities

    Serial loans redeemed                      (5,210)    (5,210)     (5,210)
                                                 _____      _____       _____
    Net cash used in financing activities      (5,210)    (5,210)     (5,210)
                                                 _____      _____       _____
Net increase in cash and cash equivalents           55         72          65

Cash and cash equivalents at start of year       2,769      2,697       2,632
                                                 _____      _____       _____

Cash and cash equivalents at end of year         2,824      2,769       2,697
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

         Primary rental income from finance leased contracts after setting aside amounts for amortization of the investment in finance leases over the primary period of the lease is apportioned between the finance element which is determined by spreading interest and charges over the period of repayment in proportion to the net cash investment and is allocated to the Statement of Income and the capital element which reduces the outstanding obligations for future instalments.

    (c)  INTEREST PAYABLE RECOGNITION
         Interest payable on the Term Loans and on the Serial
         Loans is accrued on a daily basis.

    (d)  DISCOUNT ON LOANS
         Discount on issue of the long-term debt which comprises the Term Loans and Serial Loans is being amortized over the respective periods to maturity of the debt as described in Note 4.

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

    (g)  REPORTING CURRENCY
         The reporting currency is United States dollars. The functional currency is United States dollars.


3.       INTEREST EXPENSE
                                                 Year ended
                                                 December 31,
                                    1999        1998         1997
                                   $ 000       $ 000        $ 000

         Long-term loans           5,030       5,408        5,778
                                  ======      ======       ======

4.       LONG-TERM LOANS
                                                1999         1998
                                               $ 000         $000
         Opening balance                     61,1026        6,312
         Less:  current portion                5,210        5,210
                                              ______       ______

         Long-term loans                      55,892       61,102
                                             =======      =======

         The fair value of the long-term loans approximates to their carrying value.

    (a)  SERIAL LOANS
         The serial loans have the following characteristics:

           Principal due   Interest Rate       Maturity Date
             on maturity
                   $ 000

                   5,210           7.35%       April 1, 2000
                   5,210           7.44%       April 1, 2001
                   5,210           7.49%       April 1, 2002
                   5,210           7.55%       April 1, 2003
                   5,210           7.57%       April 1, 2004
                  ______

                  26,050
                 =======

         Interest is payable semi-annually.

              CALPETRO TANKERS (BAHAMAS II) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)



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

            Payment  Charter Not     Charter    Charter    Charter    Charter
               Date   Terminated  Terminated Terminated Terminated Terminated
                                        2004       2006       2008       2010
                            $000        $000       $000       $000       $000

      April 1, 2005        3,187       1,640      3,187      3,187      3,187
      April 1, 2006        3,187       1,780      3,187      3,187      3,187
      April 1, 2007        3,187       1,930      1,700      3,187      3,187
      April 1, 2008        3,187       2,090      1,840      3,187      3,187
      April 1, 2009        3,187       2,270      2,000      1,690      3,187
      April 1, 2010        3,187       2,470      2,170      1,830      3,187
      April 1, 2011        3,187       2,680      2,360      1,990      1,510
      April 1, 2012        3,187       2,910      2,560      2,160      1,630
      April 1, 2013        3,187       3,150      2,770      2,340      1,770
      April 1, 2014        3,187       3,420      3,010      2,540      1,930
      April 1, 2015        3,182      10,712     10,268      9,754      9,090
                          ______      ______     ______     ______     ______

                          35,052      35,052     35,052     35,052     35,052
                          ______      ______     ______     ______     ______
Total Long-Term
Loans                     61,102      61,102     61,102     61,102     61,102
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






Date:  June 26, 2000





















                               10
02089006.AC4