Form 20-F
period 2000-12-31
CALPETRO TANKERS BAHAMAS II LTD
filed 2001-07-02
CIK 923655

                       EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 20-F

[  ]     Registration statement pursuant to Section 12(b)
         or (g) of the Securities Exchange Act of 1934

                               OR

[X]      Annual Report pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

                               OR

[   ]    Transition Report pursuant to Section 13 or 15(d) of
         the Securities Exchange Act of 1934



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

         Item 17        Item 18  X

                        TABLE OF CONTENTS
                             PART I

Item 1.     Identity of Directors, Senior Management and
            Advisors .........................................4

Item 2.     Offer Statistics and Expected Timetable...........4

Item 3.     Key Information...................................4

Item 4.     Information on the Company........................9

Item 5.     Operating and Financial Review and Prospects......22

Item 6.     Directors, Senior Management and Employees........24

Item 7.     Major Shareholders and Related Party
            Transactions......................................25

Item 8.     Financial Information.............................26

Item 9.     The Offer and Listing.............................26

Item 10     Additional Information............................26

Item 11.    Quantitative and Qualitative Disclosures
            About Market Risk.................................28

Item 12.    Description of Securities Other Than Equity
            Securities........................................30

                             PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies...30

Item 14     Material Modifications to the Rights of Security
            Holders and Use of Proceeds.......................30

Item 15.    Reserved

Item 16.    Reserved

                            PART III

Item 17     Not Applicable....................................31

Item 18.    Financial Statements..............................31

Item 19.    Exhibits..........................................A-1

Signatures  ..................................................A-5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of Calpetro Tankers (Bahamas
II) Limited (the "Company") with respect to the fiscal years ended December 31, 2000, 1999 and 1998, and the selected balance sheet data at December 31, 2000 and 1999, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the years ended December 31, 1998, 1997 and 1996 and the selected balance sheet data at December 31, 1997 and 1996 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and financial review and prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                               Year ended
                                               December 31
                             ______________________________________________
                             2000      1999      1998      1997      1996
                             _______________________________________________
                                      (US Dollars in thousands)

Income Statement Data
Total income                  4,929     5,348     5,767      6,178     6,611
Net income                      161       193       221        281       349

Balance Sheet Data
Total assets                 58,582    63,727    68,845     73,901    78,918
Long-term loans,
  including current          55,892    61,102    66,312     71,522    76,732
portion
Shareholders' equity          1,523     1,362     1,169        948       667

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company.

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE
CHANGES IN CHARTER RATES WHICH MAY ADVERSELY AFFECT OUR EARNINGS

Our vessel is currently operated under a bareboat charter to Chevron Transport Corporation. The charter has a term expiring on April 1, 2015 subject to Chevron Transport Corporation's option to terminate the charter earlier on four specified dates. Chevron Transport Corporation has its first option to terminate its charter on April 1, 2004 and then on each of the three subsequent two-year anniversaries thereof.

If the tanker industry, which has been cyclical, is depressed in the future when our vessel's charter expires or is terminated, our earnings and available cash flow may decrease. Our ability to recharter our vessel on the expiration or termination of its current charter and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

BECAUSE OUR CHARTER MAY FIRST BE TERMINATED IN APRIL 2004, WE MAY
INCUR ADDITIONAL EXPENSES AND NOT BE ABLE TO RECHARTER OUR VESSEL
PROFITABLY

We were incorporated in the Bahamas on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III), each of which is incorporated in the Bahamas, and CalPetro Tankers (IOM) Limited which is incorporated in the Isle of Man (together the "Companies"). Each of the Companies was organized as a special purpose company for the purpose of acquiring one of four Suezmax oil tankers from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes").

The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Companies to fund the acquisition of the Vessels from the Chevron Transport Corporation. We were allocated $46,620,000 of the Serial Loans and $35,052,000 of the Term Loans and acquired Vessel, the CONDOLEEZA RICE.

Chevron Transport Corporation has its first option to terminate its charter on April 1, 2004 and on each of the three subsequent two-year anniversaries thereof. Chevron Transport Corporation has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and the charterer's decision may be contrary to our interests or those of the holders of the Notes.

We cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its termination options under the charter. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to the charterer's requirements and whether competitive charterhire rates are available to the charterer in the open market at that time.

In the event Chevron Transport Corporation does terminate our current charter, we will attempt to arrange a replacement charter, or may sell the vessel. Replacement charters may include shorter term time charters and employing the vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

WE OPERATE IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET
WHICH COULD AFFECT OUR POSITION AT THE END OF OUR CURRENT CHARTER
AND IF CHEVRON TRANSPORT CORPORATION TERMINATES ITS CHARTER
EARLIER

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charter with Chevron

Transport Corporation we are not exposed to the risk associated with this competition. At the end of our current charter and in the event that Chevron Transport Corporation terminates the charter in April 2003 or at any subsequent optional termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Suezmax oil tanker.

COMPLIANCE WITH ENVIRONMENTAL LAWS OR REGULATIONS MAY ADVERSELY
AFFECT OUR EARNINGS AND FINANCIAL CONDITIONS AT THE END OF THE
EXISTING CHARTER OR IF CHEVRON TRANSPORT CORPORATION TERMINATES
ITS CHARTER PRIOR TO THAT TIME

Regulations in the various states and other jurisdictions in which our vessel trades affect our business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our vessel. Although Chevron Transport Corporation is responsible for all operational matters and bears all these expenses during the term of our current charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the charter or in the event Chevron Transport Corporation fails to make a necessary payment.

WE MAY NOT HAVE ADEQUATE INSURANCE IN THE EVENT EXISTING CHARTERS
ARE NOT RENEWED

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the existing charter, Chevron Transport Corporation bears all risks associated with the operation of our vessel including the total loss of the vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the existing charter or in the event our existing charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims.

WE ARE HIGHLY DEPENDENT ON CHEVRON TRANSPORT CORPORATION AND
CHEVRON CORPORATION

We are highly dependent on the due performance by Chevron Transport Corporation of its obligations under the charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron Transport Corporation or the Chevron Corporation to perform their obligations could result in our inability to service the Serial Loans and Term Loans. If the Note holders had to enforce the mortgages securing the Notes, they may not be able to recover the principal and interest owed to them.

WE MAY NOT BE ABLE TO PAY DOWN OUR DEBT IN THE FUTURE, WHICH
COULD RESULT IN THE LOSS OF OUR VESSEL

We currently must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Serial Loans and Term Loans will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, could have a material adverse effect on us and you.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD OF WAR
OR EMERGENCY, RESULTING IN A LOSS OF EARNINGS

A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charter at dictated charter rates. Generally, requisitions occur during a period of ware or emergency. Government requisition of our vessel would negatively impact our revenues.

THE NOTES MAY NOT BE AS LIQUID AS OTHER SECURITIES WITH
ESTABLISHED TRADING MARKETS, WHICH MAY AFFECT THE VALUE OF THE
NOTES AND YOUR ABILITY TO TRADE THEM

The Notes are not listed on any national securities exchange or traded on the Nasdaq National Market and have no established trading market. Consequently, the Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Notes currently make a market for the Notes, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act and the Exchange Act.
We cannot assure you that an active trading market will exist for the Notes or that any market for the Notes will be liquid.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE COULD AFFECT OUR ABILITY TO
GROW AND SERVICE OUR DEBT OBLIGATIONS

We are highly leveraged. As of December 31, 2000, we had $55.9 million in total indebtedness outstanding and stockholders' equity of $1.5 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

--our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

--we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Serial Loans and Term Loans and any future indebtedness, which reduces the funds available to us for other purposes;

--we may have trouble withstanding competitive pressures and responding to changing business conditions;

--we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

--we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

WE HAVE A LIMITED BUSINESS PURPOSE WHICH LIMITS OUR FLEXIBILITY

The activity of the Company is limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our charter with Chevron
Transport Corporation we expect that the only source of operating revenue from which we may pay principal and interest on the Serial Loans and Term Loans will be from this charter.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

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

B. BUSINESS OVERVIEW

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

The Management

On March 31, 1999, P.D.Gram & Co, a.s. resigned as Manager and
Barber Ship Management resigned as Technical Advisor and on the same date each was replaced by Frontline Ltd, pursuant to an assignment of the Management Agreement.

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

         -    demand for oil and oil products;

         -    global and regional economic conditions;

         - the distance oil and oil products are to be moved by sea; and

         - changes in seaborne and other transportation patterns

The factors that influence the supply of tanker capacity include:

         -    the number of newbuilding deliveries;

         -    the scrapping rate of older vessels; and

         -    the number of vessels that are out of service.

Tanker values have generally experienced high volatility. The fair market value of oil tankers, including the vessel, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the vessel at the termination or expiration of the current charter.

The tanker market in general had been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1999, the Suezmax sector of the tanker market continued to fluctuate and in the third quarter of 1999 fell to the lowest level since 1994. This was also the result of substantially lower volumes of oil transported due to the adherence by OPEC to their agreed oil production cuts introduced at the start of 1999, the fact that a high proportion of these cuts involved long-haul Middle East oil, increased competition from the VLCC sector and the draw of oil inventories. At the start of 1999, the Suezmax market saw some improvement as scrapping of older tonnage has increased due to high bunker cost and the difficulties finding cargoes for old tonnage. Tanker scrapping activity is expected to continue at high levels given the current tanker market weakness, the relatively high orderbook, the tanker fleet age demographic, an expensive fifth special survey and stricter environmental regulations. The increase in crude oil prices towards the end of 2000 has allowed charter rates to firm, producing a year-end rate significantly
higher than in 1999.   However, continued improvement in Suezmax
freight rates will be largely dependent on improvement in the Asian economies, increased output from the OPEC countries and an increase in the rate of scrapping older vessels.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. However, Suezmax rates are still sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. The average daily time charter equivalent rates earned by modern Suezmaxes in 2000 was $44,000 on a single voyage basis.

INSPECTION BY CLASSIFICATION SOCIETY

Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The classification society ensures that a vessel is constructed and equipped in accordance with the International Maritime Organization (the "IMO") regulations and the Safety of Life at Sea Convention.

A vessel must be inspected by a surveyor of the classification society every year ("Annual Survey"), every two years ("Intermediate Survey") and every four years ("Special Survey"). Each vessel is also required to be dry docked every 30 to 60 months for inspection of the underwater parts of the vessel. If any defects are found, the classification surveyor will issue a "recommendation" which has to be acted upon, and the defect must be rectified by the shipowner within a prescribed time limit. At the Special Survey, the vessel is examined thoroughly, including an inspection to determine the thickness of the steel plates in various parts of the vessel, and repairs may be recommended. For example, if the thickness of the steel plates is found to be less than class requirements, steel renewals will be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey.
If the vessel experiences excessive wear and tear, substantial amounts of money may have to be spent for steel renewals to pass a Special Survey. In lieu of the Special Survey every four years (five years, if grace is given), a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel is surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be "classed" and "class maintained" and the failure of a vessel to be "classed" and "class maintained" may render such a vessel unusable.

The Vessel will be maintained during the term of the Initial Charter by the Initial Charterer in accordance with good commercial maintenance practice commensurate with other vessels in the Initial Charterer's fleet of similar size and trade, as required by the Initial Charter. The Initial Charter requires the Initial Charterer to return the Vessel on termination of the Initial Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, the Company has the right to inspect the Vessel and to require surveys upon redelivery, and the Initial Charterer will be responsible for making or compensating the Company for certain necessary repairs in connection with such redelivery.

INSURANCE

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charter, the Vessel may be operated through the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including a Vessel.

Under the Initial Charter, the Initial Charterer is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

The Initial Charterer will, pursuant to the Initial Charter, indemnify the Company from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. The Initial Charterer will also indemnify the Company to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessel by the Initial Charterer.

ENVIRONMENTAL AND OTHER REGULATIONS

         Government regulation significantly affects the ownership and operation of our vessels. The various types of governmental regulation that affect our vessel include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessel. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our vessel.

         We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessel that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

         Our vessel is subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

ENVIRONMENTAL REGULATION--IMO.

         In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

         The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

         The Company's Vessel has a double hull and complies with the proposed IMO regulations.

         The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel manager is certified as an approved ship manager under the ISM Code.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our vessel has received a safety management certificate.

         Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

         The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil tankers. Because patterns of world crude oil trade are not constant, the Vessel may load crude oil in any crude oil producing areas of the world for delivery to areas where oil refineries are located. In the Company's opinion, trading of the Vessel in such areas will not expose the Vessel to regulations more stringent than those of the United States and/or the IMO. However, additional laws and regulations may be adopted which could limit the use of oil tankers such as the Vessel in oil producing and refining regions.

ENVIRONMENTAL REGULATION--OPA/CERCLA

         The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

         Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

         - natural resource damages and related assessment costs;

         -    real and personal property damages;

         - net loss of taxes, royalties, rents, profits or earnings capacity;

         - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

         -    loss of subsistence use of natural resources.

         OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

         CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct.
These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

         OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

         Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

         - discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

         - unloading with the aid of another vessel, a process referred to in the industry as "lightering," within authorized lightering zones more than 60 miles off-shore.

         Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

    address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

         -    describe crew training and drills; and

         - identify a qualified individual with full authority to implement removal actions.

Environmental Regulation--Other

         Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

         It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

PROPOSED EU REGULATIONS

    The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

    The sinking of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European
Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication."

    As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

         - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

         - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2010.

         - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

         In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 1, 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

C. ORGANIZATIONAL STRUCTURE

As described in section B above, and also in Item 7, Major
Shareholders, the Company is a wholly owned subsidiary of Calpetro Tankers Investments Limited, and is ultimately controlled by Hemen.

D. PROPERTY, PLANTS AND EQUIPMENT

Other than the Vessel described above, the Company does not have any property.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Year ended December 31, 2000 compared with the year ended
December 31, 1999

TOTAL REVENUES
Capital lease interest receivable for the year ended December 31, 2000 amounted to $4,748,000, compared with $5,171,000 for the year ended December 31, 1999.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $4,647,000 for the year ended December 31, 2000. The amortization of discount on loans for the period amounted to $75,000. The Company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1999 were $5,030,000 and $75,000, respectively.

Year ended December 31, 1999 compared with the year ended
December 31, 1998

TOTAL REVENUES
Capital lease interest receivable for the year ended December 31, 1999 amounted to $5,171,000, compared with $5,592,000 for the year ended December 31, 1998.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $5,030,000 for the year ended December 31, 1999. The amortization of discount on loans for the period amounted to $75,000. The Company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1998 were $5,408,000 and $75,000, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

Not Applicable

D. TREND INFORMATION

As the vessel owned by the company ages so the expected charter income reduces. In line with this effect the interest payable on the loan notes financing the ship is also reducing as the notes are paid off. Thus there is a consistent reduction in income, expenses and net assets employed by the company. However the company will continue to remain profitable and cash flows will be adequate to service the debt load. Clearly there will always be some uncertainty within the business because of the nature of the tanker business but over the past life of the company the charter rates have been at a level such that the company has made profits. The structure of debt and charterhire agreements, including provision for early termination, provides the company with a clear future.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers of Calpetro Tankers (Bahamas II)
Limited

                                 Age           Position

    Tor Olav Troim                38      Director and President
    Alexandra Kate Blankenship    36      Director and Secretary

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

B. COMPENSATION

During the year ended December 31, 2000, the Company paid to its directors and officers, total compensation of $3,000.00.

C. BOARD PRACTICES

The directors have no fixed date of expiry of their term of
office.   The details of their service are shown above.   The
directors have no entitlement to any benefits on termination of their office.

The Company has neither an audit nor a remuneration committee.

D. EMPLOYEES

There are no employees apart from the directors detailed above.

E. SHARE OWNERSHIP

The directors have no interest in the share capital of the company, nor do they any arrangements for involvement in the company's capital.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

CalPetro Tankers (Bahamas II) Limited is a wholly-owned subsidiary of California Tankers International Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. The Company is ultimately controlled by Hemen as described in
Item 4. "The Company". All the issued and outstanding shares of capital stock of the Company are beneficially owned by CalPetro Holdings Limited and have been pledged to the Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. The parent company has full voting control over the Company subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4, there are no known arrangements which may lead to a change in control of the company.

B. RELATED PARTY TRANSACTIONS

The loan notes are beneficially owned by CalPetro Holdings
Limited, as disclosed above.   In addition Frontline, a company
related by common control, acts as the Company's Manager.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable


ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The audited financial statements included in this annual report are listed in the index in item 18.

The Company does not declare dividends and there have been no legal or arbitration proceedings involving the company.

B. SIGNIFICANT CHANGES

There have been no significant changes in the year being reported on, nor any since the year end.


ITEM 9. THE OFFER AND LISTING

Not applicable.

There is no established trading market for the Serial First
Preferred Mortgage Notes and 8.52% First Preferred Mortgage Notes due 2015.


ITEM 10 ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is No. 23064B in the Bahamanian register.

Directors may be interested in company transactions but such interest should be disclosed to the other directors or company members prior to agreement by the board or company meeting as
appropriate.   The director concerned may not vote on the
transaction.   The directors may borrow on behalf of the company
as they think fit.   There are no stated age limits for directors
and directors need not be company shareholders.   They do not
retire by rotation.

All shares issued are unclassified, there is no authorisation in
force to issue other classes of share.   Consequently all shares
have equal entitlement to voting rights, dividends, profit shares
and other rights and duties.   Should any dividend be declared
and not claimed the directors may, after a period of three years, resolve that such dividends are forfeit for the benefit of the
company.   There are no provisions for changes to the rights of
shareholders contained in the articles, except that by resolution of the directors the authorised capital may be increased and that the company may divide or combine shares within the same class.

Company meetings may be convened by the directors or held on
request of members holding 50% of the voting shares.   Annual
meetings are held according to Bahamanian law.   Members, their
properly appointed proxies and corporate members representatives are entitles to attend.

There are no limits to ownership of company securities or to the
exercise of voting rights.   Disclosure of ownership is governed
by Bahamanian law and any laws operative in the jurisdictions
pertaining to the owners of the securities.   The directors of
the company may, without giving a reason, decline to register a transfer of shares.

C. MATERIAL CONTRACTS

The Company has no material contracts apart from those pertaining to its normal business.

D. EXCHANGE CONTROLS

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

E. TAXATION

Bahamas

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity.
formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Mercury House, 101 Front Street, Hamilton, Bermuda and at Room 6/9 One International Place, Boston, Massachusetts.

I. SUBSIDIARY INFORMATION

Not Applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

         (a)  QUANTITATIVE INFORMATION ABOUT MARKET RISK

    Quantitative information about market risk instruments at December 31, 2000 is as follows:

         i)   Serial Loans:

         The principal balances of the Serial Loans bear interest at rates ranging from 7.44% to 7.55% and mature over a three year period beginning April 1, 2001. The loans are reported net of the related discounts which are amortized over the term of the loans.The outstanding serial loans have the following characteristics:

    Principal due           Interest rate     Maturity date
         $ 000

         5,210               7.44%            April 1, 2001
         5,210               7.49%            April 1, 2002
         5,210               7.55%            April 1, 2003
         5,210               7.57%            April 1, 2004
        ------
        20,840
        ------

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

    Payment   Charter Not    Charter       Charter      Charter     Charter
    Date      Terminated     Terminated    Terminated   Terminated  Terminated
                                2004          2006         2008        2010
                                $000          $000         $000        $000

April 1, 2005     3,187         1,640         3,187        3,187       3,187
April 1, 2006     3,187         1,780         3,187        3,187       3,187
April 1, 2007     3,187         1,930         1,700        3,187       3,187
April 1, 2008     3,187         2,090         1,840        3,187       3,187
April 1, 2009     3,187         2,270         2,000        1,690       3,187
April 1, 2010     3,187         2,470         2,170        1,830       3,187
April 1, 2011     3,187         2,680         2,360        1,990       1,510
April 1, 2012     3,187         2,910         2,560        2,160       1,630
April 1, 2013     3,187         3,150         2,770        2,340       1,770
April 1, 2014     3,187         3,420         3,010        2,540       1,930
April 1, 2015     3,182        10,712        10,268        9,754       9,090
                 ------        ------        ------       ------      ------
                 35,052        35,052        35,052       35,052      35,052
                 ------        ------        ------       ------      ------

(b) QUALITATIVE INFORMATION ABOUT MARKET RISK

    The Company was organised solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term agreement between the Company and Chevron Transport
Corporation.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable


                             PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

         Following the receipt of consent of a majority of the holders of each of the Term Notes and the Serial Notes, the vessels owned by two of the other Companies were deleted from the Liberian shipping registry and reflagged in the Bahamian shipping registry on June 28, 2001. In connection with the reflagging, the original mortgage over those vessels, recorded in the Liberian registry, were released, and new mortgages were recorded in the Bahamian shipping registry. The Company, the trustee for the Notes and other necessary parties also entered into amendments to the indentures for the Notes and other related documents in order to allow the reflagging to take place.

         The liens of the Bahamian mortgages on the reflagged vessels owned by the other Companies relate only to the date on which those mortgages were recorded in the Bahamian registry on June 28, 2001. Some intervening maritime liens would have priority over the lien of the Bahamian mortgages that would not have existed over the original Liberian mortgages which were recorded in 1995.

         However, in connection with the reflagging, Chevron Transport Corporation confirmed that it was in full compliance with the charters for the vessels that were reflagged and that the guarantee of Chevron Transport of the charters remained in full force and effect. Accordingly, the Company believes that any intervening liens should be immaterial to the holders of the Notes.

ITEM 15. RESERVED


ITEM 16.  RESERVED

                            PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this Annual
Report:

                                             Page

Report of Independent Auditors               F-1

Balance Sheet as at December 31,
2000 and 1999                                F-2

Statement of Income for the years
ended December 31, 2000
1999 and 1998                                F-4

Statement of Cash Flows for the
years ended December 31, 2000

1999 and 1998                                F-5

Notes to the Financial Statements            F-7

              CALPETRO TANKERS (BAHAMAS II) LIMITED


Report of Independent Auditors

The Shareholders and Board of Directors of Calpetro Tankers
(BAHAMAS II) Limited

    We have audited the accompanying balance sheet of Calpetro Tankers (Bahamas II) Limited as of December 31, 2000 and 1999 and the related statements of income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas II) Limited at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.






Ernst & Young
Chartered Accountants
Douglas, Isle of Man


June 27, 2001

              CALPETRO TANKERS (BAHAMAS II) LIMITED

                          BALANCE SHEET

                                                 December 31,
(US Dollars in thousands)              Notes      2000    1999

Assets

Current assets:
Cash and cash equivalents                         2,894    2,824
Current portion of net investment
 in direct financing leases              2(a)     5,150    5,109
Interest receivable                               1,136    1,242
Other current assets                                 46       46
                                       ------    ------

Total current assets                              9,226    9,221
Net investment in direct capital
  leases                                 2(a)    48,780   53,855
Discount on loans less amortization      2(c)       576      651
                                                 ------   ------

Total assets                                     58,582   63,727
                                       ======    ======

Liabilities and stockholders' equity

Current liabilities:
Accrued interest                                  1,157    1,248
Current portion of serial loans             4     5,210    5,210
Other liabilities                                    10       15
                                       ------    ------

Total current liabilities                         6,377    6,473
Long-term loans                             4    50,682   55,892
                                       ------    ------

Total liabilities                                57,059   62,365
                                       ------    ------

Stockholders' equity:
Common stock: 1,000 shares
  authorized; 100 shares
  of $1 par value
  issued and outstanding                              -        -
                                                 ------   ------

Retained earnings                                 1,523    1,362
                                       ------    ------

Total stockholders' equity                        1,523    1,362
                                       ------    ------

Total liabilities and
  stockholders' equity                           58,582   63,727
                                                 ======   ======

The notes to the financial statements are an integral part of these financial statements.

              CALPETRO TANKERS (BAHAMAS II) LIMITED

                       STATEMENT OF INCOME

                                                   Year ended
                                                  December 31,
(US Dollars in thousands)    Notes     2000      1999      1998

Income

Capital lease interest         2(a)    4,748    5,171    5,592
Bank interest                            106      102      100
Recognition of unearned
  capital
  lease income                 2(a)       75       75       75
                             ------   ------   ------
                                       4,929    5,348    5,767

Expenses

Interest expense                  3  (4,647)   (5,030)  (5,408)
General and administrative
  expenses                              (46)      (50)     (63)

Amortization of discount
  on loans                     2(c)     (75)      (75)     (75)
                             ------   ------   ------
Income before taxes                      161      193      221
Provision for taxes            2(d)        -        -        -
                             ------   ------   ------

Net income                               161      193      221
                             ======   ======   ======

The notes to the financial statements are an integral part of these financial statements.

              CALPETRO TANKERS (BAHAMAS II) LIMITED

                     STATEMENT OF CASH FLOWS

                                             Year Ended
                                             December 31,
(US Dollars in thousands)              2000       1999    1998

Cash Flows from Operating
  Activities:

  Net income                           161        193      221
  Adjustments to reconcile
   net income to
   net cash provided by
   operating activities:
  Amortization of discount on loans     75         75       75
  Recognition of unearned income       (75)       (75)     (75)
  Changes in assets and liabilities
   Accounts receivable                 106        106      103
   Accounts payable                    (96)      (101)     (67)
                                     -----      -----    -----

  Net cash provided by operating
   activities                          171        198      257
                                     -----      -----    -----

Cash Flows from Investing Activities:

  Repayment of direct capital
   leases                            5,109      5,067    5,025
                                     -----      -----    -----

  Net cash from investing
   activities                        5,109      5,067    5,025
                                     -----      -----    -----

Cash Flows from Financing Activities

  Serial loans redeemed             (5,210)    (5,210)  (5,210)
                                     -----      -----    -----

  Net cash used in financing
   activities                       (5,210)    (5,210)  (5,210)
                                     -----      -----    -----

Net increase in cash and cash
  equivalents                           70         55       72

Cash and cash equivalents at
  start of year                      2,824      2,769    2,697
                                     -----      -----    -----

Cash and cash equivalents
  at end of year                     2,894      2,824    2,769
                                    ======     ======   ======

The notes to the financial statements are an integral part of these financial statements.

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

    (a)  Capital Leases
         The long-term charter agreement between the Company and Chevron Transport Corporation subsequently transfers all the risks and rewards associated with ownership, other than legal title and contains bargain purchase options and as such is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13.

         Primary rental income from capital leased contracts after setting aside amounts for amortization of the investment in finance leases over the primary period of the lease is apportioned between the finance element which is determined by spreading interest and charges over the period of repayment in proportion to the net cash investment and is allocated to the Statement of

         Income and the capital element which reduces the outstanding obligations for future installments.

    (b)  Interest payable recognition
         Interest payable on the Term Loans and on the Serial
         Loans is accrued on a daily basis.

    (c)  Discount on Loans
         Discount on issue of the long-term debt which comprises the Term Loans and Serial Loans is being amortized over the respective periods to maturity of the debt as described in Note 4.

    (d)  Income taxes
         The Company is not liable to income taxes in the Bahamas.

    (e)  Cash equivalents
         The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

    (f)  Reporting currency
         The reporting currency is United States dollars. The functional currency is United States dollars.

3.  Interest Expense

                                          Year ended
                                         December 31,

                                    2000        1999        1998
                                   $ 000       $ 000       $ 000

Long-term loans                    4,647       5,030       5,408
                                   =====       =====

4.  Long-Term Loans

                                                2000        1999
                                               $ 000        $000
Long term loans at January 1, 2000            55,892      61,102
Transfer to current creditors                  5,210       5,210
                                              ======      ======

Long term loans at
  December 31, 2000                           50,682      55,892

                                              ======      ======

    The fair value of the long-term loans approximates to their carrying value.

    (a)  Serial Loans
         The serial loans have the following characteristics:

              Principal due     Interest Rate    Maturity Date
              on maturity
              $ 000

              5,210             7.44%            April 1, 2001
              5,210             7.49%            April 1, 2002
              5,210             7.55%            April 1, 2003
              5,210             7.57%            April 1, 2004
              ------
              20,840
              ======

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

4.  Long-Term Loans

    Payment      Charter Not   Charter     Charter     Charter     Charter
    Date         Terminated    Terminated  Terminated  Terminated  Terminated
                                  2004         2006        2008        2010
                      $000        $000         $000        $000        $000

    April 1, 2005    3,187       1,640        3,187       3,187       3,187
    April 1, 2006    3,187       1,780        3,187       3,187       3,187
    April 1, 2007    3,187       1,930        1,700       3,187       3,187
    April 1, 2008    3,187       2,090        1,840       3,187       3,187
    April 1, 2009    3,187       2,270        2,000       1,690       3,187
    April 1, 2010    3,187       2,470        2,170       1,830       3,187
    April 1, 2011    3,187       2,680        2,360       1,990       1,510
    April 1, 2012    3,187       2,910        2,560       2,160       1,630
    April 1, 2013    3,187       3,150        2,770       2,340       1,770
    April 1, 2014    3,187       3,420        3,010       2,540       1,930

    April 1, 2015    3,182      10,712       10,268       9,754       9,090
                    ------     -------       ------      ------      ------
                    35,052      35,052       35,052      35,052      35,052
                    ------     -------       ------      ------      ------

Total Long-Term
Loans               55,892      55,892       55,892      55,892      55,892
                    ======     =======       ======      ======      ======
    The Term and Serial Loans are collateralized by first preference mortgage on the Vessel to California Petroleum. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee.
The Initial Charter and Chevron Guarantee relating to the Vessel has been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to
California Petroleum, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the company has been pledged to California Petroleum pursuant to the Stock Pledge
Agreement.

              CALPETRO TANKERS (BAHAMAS II) LIMITED

ITEM 19. EXHIBITS

1.1* Certificate of Incorporation and Memorandum of Association of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to Exhibit 3.5 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers
         (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

1.2* Articles of Association of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to Exhibit 3.6 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers
         (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.1* Form of Term Indenture between California Petroleum Transport Corporation and Chemical Trust Company of California, as Indenture Trustee, incorporated by reference to Exhibit 4.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas
         III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.2* Form of Term Mortgage Notes, incorporated by reference to Exhibit 4.2 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas
         II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.3* Form of Bahamian Statutory Ship Mortgage and Deed of Covenants by [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] to California Petroleum Transport Corporation (including the form of assignment of such Mortgage to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.4 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas
         III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.4* Form of Assignment of Initial Charter Guarantee by [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation (including the form of Collateral Assignment of such Initial Charter Guarantee to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.7 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers
         (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.5* Form of Assignment of Earnings and Insurances from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation, incorporated by reference to Exhibit 4.8 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas
         III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.6* Form of Assignment of Initial Charter from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas
         II) Limited] [CalPetro Tankers (IOM) Limited[ [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation (including the form of Collateral Assignment of such Initial Charter to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.9 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers
         (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.7* Form of Management Agreement between P.D. Gram & Co., ans, and [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to Exhibit 4.10 in the Registration Statement of CalPetro Tankers (Bahamas
         I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro

         Tankers (IOM) Limited filed November 9, 1994 on Forms S-
         3, S-1 and F-1, Registration No. 33-79220.

2.8* Form of Assignment of Management Agreement from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to Exhibit 4.11 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.9* Form of Serial Loan Agreement between California Petroleum Transport Corporation and [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to Exhibit 4.12 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas
         III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.10* Form of Term Loan Agreement between California Petroleum Transport Corporation and [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], incorporated by reference to
         Exhibit 4.13 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas
         II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.11* Form of Collateral Agreement between California Petroleum Transport Corporation [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited], the Indenture Trustee under the Serial Indenture, the Indenture Trustee under the Term Indenture and Chemical Trust Company of California, as Collateral Trustee, incorporated by reference to Exhibit 4.14 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas
         III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.12* Form of Issue of One Debenture from [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] to California Petroleum Transport Corporation, incorporated by reference to
         Exhibit 4.15 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas
         II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

4.1* Form of Initial Charter Guarantee by Chevron Corporation, incorporated by reference to Exhibit 10.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

4.2* Form of Bareboat Initial Charter between [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas
         II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] and Chevron Transport Corporation, incorporated by reference to Exhibit 10.2 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

4.3* Form of Vessel Purchase Agreement between [CalPetro Tankers (Bahamas I) Limited] [CalPetro Tankers (Bahamas
         II) Limited] [CalPetro Tankers (IOM) Limited] [CalPetro Tankers (Bahamas III) Limited] and Chevron Transport Corporation (including the form of Assignment of such Vessel Purchase Agreement to California Petroleum Transport), incorporated by reference to Exhibit 10.3 in the Registration Statement of CalPetro Tankers (Bahamas
         I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

10.1* Powers of Attorney for directors and certain officers of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to Exhibit 24.2 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas
         III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

                           SIGNATURES


Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Registrant



                        /s/ Alexandra Kate Blankenship


                        Alexandra Kate Blankenship
                        Director


Date:   June 29, 2001
































                                5
02089006.AD5