Form 20-F
period 2004-12-31
CALPETRO TANKERS BAHAMAS II LTD
filed 2005-06-30
CIK 923655

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      December 31, 2004

                                       OR

[_]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

          Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

     Title of each class               Name of each exchange on which registered

            None                                    Not applicable
----------------------------------     -----------------------------------------

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

                                 Yes [X] No [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [_] Item 18 [X]

                      CALPETRO TANKERS (BAHAMAS II) LIMITED
                          INDEX TO REPORT ON FORM 20-F

                                                                            Page
PART I

Item 1.   Identity of Directors, Senior Management and Advisers .........      1
Item 2.   Offer Statistics and Expected Timetable .......................      1
Item 3.   Key Information ...............................................      1
Item 4.   Information on the Company ....................................      5
Item 5.   Operating and Financial Review and Prospects ..................     16
Item 6.   Directors, Senior Management and Employees ....................     17
Item 7.   Major Shareholders and Related Party Transactions .............     18
Item 8.   Financial Information .........................................     19
Item 9.   The Offer and Listing .........................................     19
Item 10.  Additional Information ........................................     19
Item 11.  Quantitative and Qualitative Disclosures about Market Risk ....     21
Item 12.  Description of Securities Other than Equity Securities ........     22

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies ...............     22
Item 14   Material Modifications to the Rights of Security Holders
          and Use of Proceeds ...........................................     22
Item 15   Controls and Procedures .......................................     22
Item 16.  [Reserved]
Item 16A. Audit Committee Financial Expert ..............................     22
Item 16B. Code of Ethics ................................................     22
Item 16C. Principal Accountant Fees and Services ........................     23
Item 16D. Exemptions from the Listing Rules for Audit Committees ........     23
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
          Purchasers

PART III

Item 17   Financial Statements ..........................................     23
Item 18.  Financial Statements ..........................................     24
Item 19.  Exhibits ......................................................     24

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

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected statement of operations and retained earnings data of the Company with respect to the fiscal years ended December 31, 2004, 2003 and 2002, and the selected balance sheet data at December 31, 2004 and 2003, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2001 and 2000 and the selected balance sheet data at December 31, 2002, 2001 and 2000 have been derived from audited financial statements of the Company not included herein. Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                              Year ended December 31,
                                     2004      2003      2002     2001     2000
                (U.S. Dollars in thousands except per share data)

Statement of operations and retained earnings data:
Net operating revenues              3,115     3,532     3,966    4,396    4,823
Net (loss) / income                   (54)      (56)       57       98      161

Per share data:
Dividends per share                    --        --        --       --       --

Balance sheet data:
Total assets                       37,398    42,770    48,102   53,351   58,582
Current portion of Serial Loans     5,210     5,210     5,210    5,210    5,210
Long-term loans                    31,865    35,052    40,262   45,472   50,682
Stockholder's equity                1,567     1,622     1,678    1,621    1,523

(1) Includes current portion.

Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel, the ALTAIR VOYAGER (formerly Condoleeza Rice) (the "Vessel"), is currently operated under a bareboat charter (the "Charter") to Chevron Transport Corporation (the "Chevron"). The Charter has a term expiring on April 1, 2015, subject to the fact that Chevron has an option to terminate the Charter earlier on four specified dates. The first option to terminate was on April 1, 2004 and subsequent options exist on each of the three subsequent two-year anniversaries thereof. Non-binding notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance for the first Optional Termination Date with irrevocable notice being required at least nine months before the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates.

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

Because our Charter may be terminated in April 2006, we may incur additional expenses and not be able to recharter our Vessel profitably

Chevron had its first option to terminate its Charter on April 1, 2004 and has subsequent options on each of the three subsequent two-year anniversaries thereof. Chevron has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and the charterer's decision may be contrary to our interests or those of the holders of the Notes. Non-binding notice of the intention to exercise the option to terminate must be given at least twelve months in advance with irrevocable notice being required at least nine months for the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates. To date, we have not received any notice of Chevron's intention to terminate.

We cannot predict at this time any of the factors that Chevron will consider in deciding whether to exercise any of its termination options under the Charter. It is likely, however, that Chevron would consider a variety of factors, which may include whether a vessel is surplus or suitable to Chevron's requirements and whether competitive charterhire rates are available in the open market at that time.

In the event Chevron does terminate the Charter, we will attempt to arrange a replacement charter, or may sell the Vessel. Replacement charters may include shorter-term time charters and employing the Vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

We operate in the highly competitive international tanker market which could affect our position at the end of our current Charter and if Chevron Transport Corporation terminates its Charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing Charter with Chevron, we are not exposed to the risk associated with this competition. At the end of our current Charter and in the event that Chevron terminates the charter in April 2006 or at any subsequent optional termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Suezmax oil tanker.

Compliance with environmental laws or regulations may adversely affect our earnings and financial conditions at the end of the existing Charter or if Chevron Transport Corporation terminates its Charter prior to that time

Regulations in the various states and other jurisdictions in which our Vessel trades affect our business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our Vessel. Although Chevron is responsible for all operational matters and bears all these expenses during the term of our current Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Charter or in the event Chevron fails to make a necessary payment.

We may not have adequate insurance in the event existing charters are not renewed

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of the Vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the Charter or in the event the Charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims.

We are highly dependent on Chevron Transport Corporation and ChevronTexaco Corporation

We are highly dependent on the due performance by Chevron of its obligations under the Charter and by its guarantor, ChevronTexaco Corporation, of its obligations under its guarantee. A failure by Chevron or ChevronTexaco Corporation to perform their obligations could result in our inability to service the Serial and Term Loans. If the Notes holders had to enforce the mortgages securing the Notes, they may not be able to recover the principal and interest owed to them.

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

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize the Vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition the Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of the Vessel would negatively impact our revenues.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2004, we had $35.0 million in total indebtedness outstanding and stockholders' equity of $1.6 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

     o we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Serial and Term Loans and any future indebtedness, which reduces the funds available to us for other purposes;

     o we may have trouble withstanding competitive pressures and responding to changing business conditions;

     o we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

     o we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

We have a limited business purpose which limits our flexibility

The activity of the Company is limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our Charter with Chevron we expect that the only source of operating revenue from which we may pay principal and interest on the Serial Loans and Term Loans will be from this Charter.

Item 4. Information on the Company

The Company

CalPetro Tankers (Bahamas II) Limited was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III), and in addition CalPetro Tankers (IOM) Limited is incorporated in the Isle of Man. Together these companies are referred to as the Owners. Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from Chevron Transport Corporation. The Company was allocated $46,620,000 of the Serial Loans and $35,052,000 of the Term Loans and acquired its Vessel, the ALTAIR VOYAGER (formerly Condoleeza Rice), as described below. The Company engages in no business other than the ownership and chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

The Company is wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation, a Cayman Islands company ("ITC") which was previously a wholly-owned subsidiary of Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline Ltd ("Frontline"), a publicly listed Bermuda company, and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline. On July 1, 2003, Frontline entered into an option agreement with Hemen to acquire all shares in ITC. This option was exercised effective May 27, 2004.

Overview of the Business

The Company's Vessel is a 130,000-deadweight tonne ("dwt") Suezmax oil tanker, called the ALTAIR VOYAGER (formerly Condoleeza Rice), which was acquired from Chevron Transport Corporation. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

The Vessel has been chartered back to Chevron Transport Corporation. The Charter has a term expiring on April 1, 2015; subject to Chevron's right to terminate the Initial Charter on certain specified dates. Chevron can elect to terminate the Charter on any of four termination dates occurring at two-year intervals beginning in April 1, 2004. Non-binding notice of Chevron's intention to exercise the first option to terminate must be given at least 12 months prior to the termination date and irrevocable notice must be given at least nine months prior to the first optional termination date. For subsequent optional termination dates, notice of Chevron's intention to terminate must be given seven months prior to the termination date. Chevron is required to pay the Company a termination payment (the "Termination Payment") on or prior to the termination date as follows:

     (In millions of $)
     Optional                           Termination
     Termination Date                   Payment

     April 1, 2004                            12.20
     April 1, 2006                            11.11
     April 1, 2008                            10.03
     April 1, 2010                             8.94

Chevron is principally engaged in the marine transportation of oil and refined petroleum products. Chevron's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Charter. The obligations of Chevron under the Charter are guaranteed by ChevronTexaco Corporation, a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron is an indirect, wholly owned subsidiary of Chevron Texaco Corporation.

The Vessel is a double-hull oil carrier and is presently registered under the Bahamian flag. The Vessel was constructed under the supervision of Chevron and designed to Chevron's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevrontexaco Corporation's subsidiaries. The builder of ALTAIR VOYAGER was Ishikawajima do Brasil Estaleiros S.A.

The Management

On March 31, 1999, Frontline became the Manager and Technical Advisor to the Company, pursuant to an assignment of a Management Agreement. Under the Management Agreement, Frontline provides administrative, management and advisory services to the Company along with technical advisory services. If the Charter is terminated by Chevron, Frontline, acting on behalf of the Company, will provide all technical management services and will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

The International Tanker Market

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

          o    demand for oil and oil products;

          o    global and regional economic conditions;

          o    the distance oil and oil products are to be moved by sea; and

          o    changes in sea borne and other transportation patterns

The factors that influence the supply of tanker capacity include:

          o    the number of newbuilding deliveries;

          o    the scrapping rate of older vessels; and

          o    the number of vessels that are out of service.

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

2004 was a good year for the tanker market as freight rates increased dramatically compared to 2003, mainly due to limited fleet growth and strong growth in the demand for oil, and implicitly for oil tankers.

According to IEA, world oil demand grew by 2.65 million barrels per day(mb/d) compared to 2003 with the total world demand ending up at 82.44 mb/d. The main driver for this growth was the strong economic growth in China and the USA resulting in record import levels.

The world supply of oil increased with 3.39 mb/d from 2003 to a total of 83.03 mb/d in 2004. The rapid economic growth in China led to a large growth in imports of oil into China during the year. In addition, the hurricane Ivan which hit the US Gulf led to the shut down of oil production in the area which had to be replaced by additional imports. This resulted in strong demand for VLCC's, and a very healthy market for most of the year. The continuing unrest in Iraq kept the output from that country to about 1.9 mb/d. vs. a pre-war level of about 2.2 mb/d. However, the shortfall in production from Iraq was replaced by increased production in the rest of the OPEC countries.

The size of the world VLCC fleet increased by 2.5 percent in 2004 from 433 vessels to 441 vessels. A total of 11 VLCC's was scrapped during the year and 30 were delivered. The total order book for VLCC's were at 84 vessels at the end of the year, of which 43 were ordered during the year. The size of the world suezmax fleet increased by 5 percent in 2004 from 295 vessels to 310. A total of 11 suezmaxes was scrapped and 26 were delivered. The total order book for suezmaxes were at 76 at the end of the year, of which 30 were ordered during the year. The total order books for VLCC and Suezmax respectively, were at 19.09 percent and 24.51 percent of the existing fleet.

The outlook for the tanker market for the remainder of 2005 is positive since it seems that the continued growth in oil consumption will ensure a positive demand situation for tankers. The freight forward market for 2005 is now at USD 58,000 per day for VLCC tankers, and USD 38,500 for suezmax tankers.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. Spot market rates are volatile and generally linked to global economic development and especially demand for oil but also to political events affecting oil producing countries.

Inspection by Classification Society

Every commercial vessel's hull and machinery is "classed" by a classification society authorised by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member.

Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

The Vessel will be maintained during the term of the Charter by Chevron in accordance with good commercial maintenance practice commensurate with other vessels in Chevron's fleet of similar size and trade, as required by the Charter. The Charter requires Chevron to return the Vessel on termination of the Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, the Company has the right to inspect the Vessel and to require surveys upon redelivery, and Chevron will be responsible for making or compensating the Company for certain necessary repairs in connection with such redelivery.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Charter, the Vessel may be operated through the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including a Vessel.

Under the Charter, Chevron is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Charter, indemnify the Company from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify the Company to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron.

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our Vessel is subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

International Maritime Organisation

In 1992, the International Maritime Organization, or IMO ( the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted MARPOL 73/78 regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, provide, in part, that:

     o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading cargo into a tanker in such a way that, in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

These regulations were amended in 2001 and provided a timetable for the phase out of single hull tankers. This timetable was amended again in December 2003 in response to European Union ("EU") proposals, further accelerating the final phase-out dates for single hull tankers.

The baseline phase out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil .

b) Category 2 (PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

c) Category 3 oil tankers - any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil .

The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet 13F or have double bottoms and double sides with dimensions in compliance with 13G1(c) continue to be exempt from the accelerated phase out.

Baseline Phase Out Scheme

-------------------------------------------------------------------------------------
                                      Year of Delivery
Phase Out Date
                     Category 1           Category 2                    Category 3
-------------------------------------------------------------------------------------
April 5, 2005   before April 5, 1982                before April 5, 1977
   + 2005        after April 5, 1982   After April 5, 1977 but before January 1, 1978
   + 2006                                              1978* and 1979*
   + 2007                                              1980* and 1981*
   + 2008                                                   1982*
   + 2009                                                   1983*
   + 2010                                              1984* or later
               + by Anniversary of Delivery Date In Year
                           * subject to CAS

For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after April 5, 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date has been brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarized below:

Exception One - a flag State may permit oil tankers to operate to 25 years of age provided that, not later than July 1, 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

o Double bottoms having a height at centerline which does not meet that required by the MARPOL 13E; or

o Wing tanks having a width which does not meet that required by IBC Code - Type 2.

Exception Two - a flag State may permit oil tankers, that do not have double bottoms nor double sides, to operate to the age of 25 years of age or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

Although the flag States are permitted to grant extensions in both of the above cases provided CAS is satisfactorily completed and IMO has been so informed of the extension, coast States have the right to deny oil tankers that have been granted such extensions into their ports and offshore terminals.

Oil tankers granted life extension under Exception One may be denied entry after 2015 if they are 25 years of age and older. Oil tankers with neither double bottoms nor double sides which have been granted an extension under Exception Two may be denied entry after the relevant phase out date.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our Vessel.

The operation of our Vessel is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the United States Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States., which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resources damages and related assessment costs;
     o    real and personal property damages;
     o net loss of taxes, rents, royalties, rents, fees and other lost revenues;
     o net cost of public services necessitated by a spill response such as protection from fire, safety or health hazards; and
     o    loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.

Chevron insures the Vessel with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, oil tankers without double hulls will not be permitted to come to United States ports or trade in the United States waters by 2015.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code ("ISPS"). Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Our Vessel has a double hull and complies with the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Item 5. Operating and Financial Review and Prospects

Operating results

Year ended December 31, 2004 compared with the year ended December 31, 2003

Total Revenues

Finance lease interest income for the year ended December 31, 2004 amounted to $3,115,000, compared with $3,532,000 for the year ended December 31, 2003. Interest income has fallen in line with expectations. As the value of the finance lease falls on annual basis, so does the interest received on the finance leases.

Expenses

Interest payable on the Term and the Serial Loans amounted to $3,076,000 for the year ended December 31, 2004. The amortization of discount on loans for the period amounted to $75,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2003 were $3,489,000 and $75,000, respectively. Interest payable has fallen in line with expectations, with interest payable falling in line with the loan outstanding in the year.

Year ended December 31, 2003 compared with the year ended December 31, 2002

Total Revenues

Finance lease interest income for the year ended December 31, 2003 amounted to $3,532,000, compared with $3,966,000 for the year ended December 31, 2002. Interest income fell in line with the value of the finance lease.

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

Liquidity and Capital Resources

As set forth above, revenues from the Initial Charter are sufficient to pay the Company's obligations under the Term and Serial Loans. Chevron may elect to terminate the Charter on specified termination dates commencing in 2004. If the Charter is terminated by Chevron, the Manager, acting on behalf of the Company, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

The company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current effect or that are reasonably likely to have a material future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital reserves.

Tabular disclosure of contractual obligations

As at December 31, 2004, the Company had the following contractual obligations and commitments:

                                                Payments due by period
                                        Less                       More
                                      than 1      1-3      3-5   than 5
(in $'000)                              year    years    years    years    Total

Term Loans (8.52%)                     3,187    6,374    6,374   19,117   35,052

--------------------------------------------------------------------------------
Total contractual obligations          3,187    6,374    6,374   19,117   35,052
--------------------------------------------------------------------------------

Critical Accounting Policies

The Company's principal accounting policies are described in Note 2 to the financial statements, which is included in Item 18 of this Form 20-F. The most critical accounting policies include:

     o    Accounting for financing leases as lessor

As the lease has been classified as a finance lease, the minimum lease payments (net of amounts representing estimated executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Trend Information

It is expected that as the Vessel ages, the charter income will be reduced. In line with this effect, the interest payable on the Serial and Term Loans financing the ship will also be reduced as the principal is repaid. Thus, there is a consistent reduction in income, expenses and net assets employed by the Company. However, cash flows should be adequate to service the debt load. Clearly there will always be some uncertainty within the business because of the nature of the tanker business. However over the past few years, the charter rates have been at a level such that the Company has been able to service its debt. The structure of debt and charterhire agreements, including provision for early termination, should provide the Company with a clear future.

Recently Issued Accounting Standards

There were no recently issued accounting standards that would have an impact on the Company's results.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers of CalPetro Tankers (Bahamas II) Limited

                                   Age      Position
                                   ---      --------

Tor Olav Troim                      42      Director and President
Kate Blankenship                    40      Director and Secretary

Tor Olav Troim has been a Director of CalPetro Tankers (Bahamas II) Limited since 1998. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Troim also serves as a director of Ship Finance International Limited, a subsidiary of Frontline and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited ("Knightsbridge"). He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Mr. Troim has served as a director of Golar LNG Limited since May 2001. From January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company

Kate Blankenship: Mrs. Blankenship has been a director of CalPetro (Bahamas II) Limited since 1998. She has been employed by Frontline since 1994 and is currently the Chief Accounting Officer and Secretary and a Director. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ National Market, since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship is Director and Secretary of Ship Finance International Limited since October 15, 2003. Mrs. Blankenship has served as a director of Golar LNG Limited, a Bermuda company listed on the NASDAQ National Market and Oslo Stock Exchange, since July, 2003.

Compensation

During the year ended December 31, 2004, the Company paid no compensation to its directors and officers.

Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

The Company has neither an audit nor a remuneration committee.

Employees

The Company does not have any employees involved in the management of the Vessel. Frontline manages the Company as described in Item 7.

Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in the Company's capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Company is a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls the Company as described in more detail in Item 4. All the issued and outstanding shares of capital stock of the Company are beneficially owned by ITC and have been pledged to JPMorgan Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over the Company subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4, there are no known arrangements, which may lead to a change in control of the Company.

Related Party Transactions

As discussed in Item 4, Frontline, the ultimate parent, manages the Company. Pursuant to a management agreement, Frontline is the Manager and the Technical Advisor. Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for each Vessel, along with a fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by 4% on each subsequent anniversary of the closing of the issue of the Notes.

The Technical Advisor's Fee was initially $10,000 per annum for each Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by 4%. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited ( the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative ( the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a 4% increase on each subsequent anniversary of the closing of the issue of the Notes.

In 2004, a total of $36,654 was paid under the Management and Designated Representative Agreements.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

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

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place 4th Floor, 14 Par-la-Ville Road, Hamilton.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2004 is as follows:

i) Term Loans:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a remaining eleven-year sinking fund schedule.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.

                                 Charter      Charter      Charter      Charter
    Scheduled   Charter not   terminated   terminated   terminated   terminated
 payment date    terminated         2004         2006         2008         2010
                       '000         '000        $'000        $'000        $'000

April 1, 2005         3,187        1,640        3,187        3,187        3,187
April 1, 2006         3,187        1,780        3,187        3,187        3,187
April 1, 2007         3,187        1,930        1,700        3,187        3,187
April 1, 2008         3,187        2,090        1,840        3,187        3,187
April 1, 2009         3,187        2,270        2,000        1,690        3,187
April 1, 2010         3,187        2,470        2,170        1,830        3,187
April 1, 2011         3,187        2,680        2,360        1,990        1,510
April 1, 2012         3,187        2,910        2,560        2,160        1,630
April 1, 2013         3,187        3,150        2,770        2,340        1,770
April 1, 2014         3,187        3,420        3,010        2,540        1,930
April 1, 2015         3,182       10,712       10,268        9,754        9,090
-------------------------------------------------------------------------------
                     35,052       35,052       35,052       35,052       35,052
===============================================================================

Qualitative information about market risk

The Company was organised solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term agreement between the Company and Chevron.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

Item 16. [Reserved]

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

Item 16C. Principal Accountant Fees and Services

     a)   Audit Fees

     Our principal accountant for 2004 was Grant Thornton and Ernst & Young for 2003. The following table sets forth the aggregate fees billed for professional services rendered and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2004    $18,000
     Fiscal year ended December 31, 2003    $3,375

     b)   Audit Related Fees

     For the fiscal years ended December 31, 2004 and 2003 there have been no assurance and related services rendered by Grant Thornton in 2004 or Ernst & Young in 2003 related to the performance of the audit or review of the Company's financial statements.

     c)   Tax Fees

     For the fiscal years ended December 31, 2004 and 2003 there have been no tax related services rendered by Grant Thornton in 2004 or Ernst & Young in 2003 related to tax compliance (i.e.,, preparation of original and amended tax returns), tax advice (i.e., assistance with tax audits and appeals), and tax planning.

     d)   All Other Fees

     For the fiscal years ended December 31, 2004 and 2003 there have been no aggregate fees billed for professional services rendered by Grant Thornton in 2004 or Ernst & Young in 2003 for services other than Audit Fees, as set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

Item 16D. Exemptions from the Listing Rules for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

                                    PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and notes, together with the reports of the Grant Thornton Independent Registered Public Accounting Firm and Ernst & Young, Independent Registered Public Accounting Firm,, are filed as part of this annual report

                                                                            Page

     Report of Registered Accounting Firm                                    F-1

     Report of Independent Registered Accounting Firm                        F-2

     Statements of Operations and Retained Earnings for the Years Ended      F-3
     December 31, 2004, 2003 and 2002

     Balance Sheets as of December 31, 2004 and 2003                         F-4

     Statements of Cash Flows for the Years Ended                            F-5
     December 31, 2004, 2003 and 2002

     Notes to the Financial Statements                                       F-6

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

12.1 Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13     Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to the filing indicated.

             Report of Independent Registered Public Accounting Firm

To the Board of Directors
Calpetro Tankers (Bahamas II) Limited

We have audited the accompanying balance sheets of Calpetro Tankers (Bahamas II) Limited (the "Company") as of December 31, 2004 and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas II) Limited at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

New York, New York
February 16, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Calpetro Tankers (Bahamas II) Limited

We have audited the accompanying balance sheet of Calpetro Tankers (Bahamas II) Limited as of December 31, 2003, and the related statements of operations and retained earnings, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas II) Limited at December 31, 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with US generally accepted accounting principles.


Ernst & Young
Chartered Accountants

Douglas, Isle of Man
June 8, 2004

CalPetro Tankers (Bahamas II) Limited
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2004, 2003 and 2002
(in thousands of US$)

                                                     2004       2003       2002

Revenues
   Finance lease interest income                    3,115      3,532      3,966
-------------------------------------------------------------------------------
   Total operating revenues                         3,115      3,532      3,966
-------------------------------------------------------------------------------
Expenses
   General and administrative expenses                (72)       (78)       (58)
   Amortization of loan discount                      (75)       (75)       (75)
   Interest expense                                (3,076)    (3,489)    (3,872)
-------------------------------------------------------------------------------
   Total operating expenses                        (3,223)    (3,642)    (4,005)
-------------------------------------------------------------------------------
Net operating income                                 (108)      (110)       (39)
   Interest income                                     54         54         96
-------------------------------------------------------------------------------
Net (loss) / income                                   (54)       (56)        57
===============================================================================

Retained earnings at the start of the year          1,622      1,678      1,621
-------------------------------------------------------------------------------
Retained earnings at the end of the year            1,568      1,622      1,678
===============================================================================

See accompanying Notes to the Financial Statements

CalPetro Tankers (Bahamas II) Limited
Balance Sheets as of December 31, 2004 and 2003
(in thousands of US$)

                                                      Note       2004       2003

Assets
   Current assets:
   Cash and cash equivalents                                    2,010      2,990
   Current portion of net investment in finance
   lease                                                 4      3,286      4,289
   Interest receivable                                            722        812
   Other current assets                                            20         33
--------------------------------------------------------------------------------
   Total current assets                                         6,038      8,124
   Net investment in finance lease, less current
   portion                                               4     31,084     34,295
   Loan discount, net of amortization                    5        276        351
--------------------------------------------------------------------------------
   Total assets                                                37,398     42,770
================================================================================

Liabilities and stockholder's equity
   Current liabilities:
   Accrued interest                                               747        856
   Current portion of serial loans                       6         --      5,210
   Current portion of term loans                         6      3,187         --
   Other current liabilities                                       31         30
--------------------------------------------------------------------------------
   Total current liabilities                                    3,965      6,096
   Long-term loans                                       6     31,865     35,052
--------------------------------------------------------------------------------
   Total liabilities                                           35,830     41,148
--------------------------------------------------------------------------------
   Stockholder's equity:
   Unclassified stock: 100 shares of $1 par value        7         --         --
   Retained earnings                                            1,568      1,622
--------------------------------------------------------------------------------
   Total stockholder's equity                                   1,568      1,622
--------------------------------------------------------------------------------
   Total liabilities and stockholder's equity                  37,398     42,770
================================================================================

See accompanying Notes to the Financial Statements

CalPetro Tankers (Bahamas II) Limited
Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002 (in thousands of US$)

                                                       2004      2003      2002

Cash flows from operating activities:
   Net (loss)/income                                    (54)      (56)       57
   Adjustments  to reconcile  net income to net cash
   provided by operating activities:
     Amortization of discount on loans                   75        75        75
     Changes in assets and liabilities:
       Decrease in interest receivable                   89       109       108
       Decrease / (Increase) in other current
   assets                                                13        36       (23)
       Decrease in accrued interest                    (108)      (89)      (97)
       Increase in other current liabilities             --        23         1
-------------------------------------------------------------------------------
   Net cash provided by operating activities             15        98       121
-------------------------------------------------------------------------------

Cash flows from investing activities:
   Finance lease payments received                    4,215     5,156     5,115
-------------------------------------------------------------------------------
   Net cash provided by investing activities          4,215     5,156     5,190
-------------------------------------------------------------------------------

Cash flows from financing activities:
   Repayments of Serial Loans                        (5,210)   (5,210)   (5,210)
-------------------------------------------------------------------------------
   Net cash used in financing activities             (5,210)   (5,210)   (5,210)
-------------------------------------------------------------------------------
Net increase in cash and cash equivalents              (980)       44        26
Cash and cash equivalents at start of the year        2,990     2,946     2,920
-------------------------------------------------------------------------------
Cash and cash equivalents at end of the year          2,010     2,990     2,946
===============================================================================

Supplemental disclosure of cash flow information:

Interest paid                                         3,184     3,578     3,969
===============================================================================

See accompanying Notes to the Financial Statements.

CalPetro Tankers (Bahamas II) Limited
Notes to the Financial Statements

1. General and Basis of Preparation

The Company, which was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III) Limited. In addition CalPetro Tankers (IOM) Limited, was incorporated in the Isle of Man. Each of these entities (the "Owners") has been organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation (the "Chevron") and for which long-term charter agreements have been signed with Chevron. California Petroleum Transport Corporation acting as agent on behalf of the Owners issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the Serial and Term Notes), and subsequently loaned the proceeds to the Owners to fund the acquisition of the Vessels from Chevron (the Serial and Term Loans).

The Owners only source of funds with respect to the Serial and Term Loans is payments from Chevron, including Termination Payments. The Owners do not have any other source of funds for payment of the Serial and Term Loans.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2. Principal Accounting Policies

A summary of the Company's accounting policies is set out below.

     (a)  Finance lease and revenue recognition

          The long-term charter agreement between the Company and Chevron subsequently transfers all the risks and rewards associated with ownership, other than legal title and contains bargain purchase options. As such, it is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13.

          Accordingly, the minimum payments under the charter agreement are recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the Vessel is recorded as unearned income which is amortized to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

     (b)  Interest payable recognition

          Interest payable on the Serial and Term Loans is accrued on a daily basis.

     (c)  Discount on loans

          Discount on issue of the long-term debt which comprises the Serial and Term Loans is being amortized over the respective periods to maturity of the debt.

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

     (h)  Taxation

          No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

3. Finance Lease

The Company has chartered its Vessel on a long-term bareboat charter (the "Charter") to Chevron Transport Corporation (the "Chevron"). The Charter has a term expiring on April 1, 2015 subject to Chevron's right to terminate the Initial Charter on certain specified dates. Chevron can elect to terminate the Charter on any of four termination dates occurring at two-year intervals beginning in April 1, 2004. Non-binding notice of Chevron's intention to exercise the first option to terminate must be given at least 12 months prior to the termination date and irrevocable notice must be given at least nine months prior to the first optional termination date. For subsequent optional termination dates, notice of Chevron's intention to terminate must be given seven months prior to the termination date. Chevron is required to pay the Company a termination payment (the "Termination Payment") on or prior to the termination date as follows:

     (In millions of $)

     Optional                         Termination
     Termination Date                 Payment

     April 1, 2004                          12.20
     April 1, 2006                          11.11
     April 1, 2008                          10.03
     April 1, 2010                           8.94

Chevron has the option to purchase the vessel for $1 on April 1, 2015 subject to the Charter still being in place.

The following schedule lists the components of the net investment in finance lease:

                                                             2004          2003
                                                            $'000         $'000

Total minimum lease payments to be received                50,528        57,946
Less: Unearned income                                     (16,158)      (19,362)
-------------------------------------------------------------------------------
Net investment in finance lease                            34,370        38,584
===============================================================================

Lease payments under the charter agreement for each of the five succeeding years are as follows: $6,100,000 in 2005, $5,828,000 in 2006, $5,556,000 in 2007,
$5,284,000 in 2008 and $5,013,000 in 2009.

4. Deferred Charges

Deferred charges represent the capitalization of debt issue costs. These costs are amortized over the term of the Notes to which they relate. The deferred charges are comprised of the following amounts:

     (in thousands of $)                                 2004              2003
     Debt arrangement fees                              1,006             1,006
     Accumulated amortisation                            (730)             (655)
     --------------------------------------------------------------------------
                                                          276               351
     ==========================================================================

5. Debt

                                                               2004        2003
                                                              $'000       $'000
     7.57% Serial Loan maturing April 1, 2004                    --       5,210
     8.52% Mortgage Term Loans due 2015                      35,052      35,052
     --------------------------------------------------------------------------
     Total Debt                                              35,052      40,262
     Less: current portion                                   (3,187)     (5,210)
     --------------------------------------------------------------------------
                                                             31,865      35,052
     ==========================================================================

The outstanding debt as of December 31, 2004 is repayable as follows:

     (in thousands of $)
     Year ending December 31,
     2005                                                                  3,187
     2006                                                                  3,187
     2007                                                                  3,187
     2008                                                                  3,187
     2009                                                                  3,187
     2010 and later                                                       19,117
     ---------------------------------------------------------------------------
     Total debt                                                           35,052
     ===========================================================================

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining eleven-year sinking fund schedule.

If an Initial Charter is terminated, the scheduled mandatory sinking fund payments on the Term Loans will be revised so that the allocated principal amount of the Term Loans for the related Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $7m.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates. The Company did not receive any notification from the Initial Charter of their intention to terminate the Charter on April 1, 2004; therefore the Charter remains in place with the next Optional Termination Date being April 1, 2006.

                                         Charter         Charter         Charter
Scheduled payment    Charter not      terminated      terminated      terminated
date                  terminated            2006            2008            2010
                           $'000           $'000           $'000           $'000
                          ------          ------          ------          ------

April 1, 2005              3,187           3,187           3,187           3,187
April 1, 2006              3,187           3,187           3,187           3,187
April 1, 2007              3,187           1,700           3,187           3,187
April 1, 2008              3,187           1,840           3,187           3,187
April 1, 2009              3,187           2,000           1,690           3,187
April 1, 2010              3,187           2,170           1,830           3,187
April 1, 2011              3,187           2,360           1,990           1,510
April 1, 2012              3,187           2,560           2,160           1,630
April 1, 2013              3,187           2,770           2,340           1,770
April 1, 2014              3,187           3,010           2,540           1,930
April 1, 2015              3,182          10,268           9,754           9,090
--------------------------------------------------------------------------------
                          35,052          35,052          35,052          35,052
================================================================================

The Term Loans are collateralized by first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel have been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.

6.   Share Capital

                                                                 2004       2003
     Authorised share capital:
        1,000 shares of $1 each                                 1,000      1,000
     ===========================================================================

     Issued and outstanding share capital:
        100 shares of $1 each                                     100        100
     ===========================================================================

7.   Financial Instruments

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

                                             2004       2004     2003       2003
                                             Fair   Carrying     Fair   Carrying
(in thousands of $)                         Value      Value    Value      Value
                                           ------     ------   ------     ------
Non-Derivatives:
Cash and cash equivalents                   2,010      2,010    2,990      2,990
7.57% Serial Loans maturing April 1, 2004      --         --    5,287      5,210
8.52% Mortgage Loans due 2015              40,178     35,052   39,196     35,052

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for fixed rate debt is based on the quoted market price of these or similar debt when available.

Concentrations of risk

The Company's only source of funds for the repayment of the principal and interest on the Loans are from charterhire payments from Chevron, investment income and the proceeds, if any, from the sale of any of the Vessels. Accordingly, the Company's ability to service its obligations on the Loans is wholly dependent upon the financial condition, results of operations and cash flows from Chevron.

8.   Related Party Transactions

Pursuant to a management agreement, Frontline is the Company's Manager and Technical Advisor. Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for each Vessel, along with a fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by 4% on each subsequent anniversary of the closing of the issue of the Notes.

The Technical Advisor's Fee was initially $10,000 per annum for each Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by 4%. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited ( the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative ( the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a 4% increase on each subsequent anniversary of the closing of the issue of the Notes.

In 2004, 2003 and 2002, management fees paid were $36,654, $43,800 and $33,560 respectively. Management fees payable in 2004 and 2003 were $9,253 and $8,897 respectively.

9.   Commitments and Contingencies

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

As at December 31, 2004, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

                                   SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      CalPetro Tankers (Bahamas II) Limited

                              /s/ Kate Blankenship
                              --------------------
                                Kate Blankenship
                             Director and Secretary

Date: June 30, 2005

02089.0006 #582965