Form 20-F
period 2005-12-31
CALPETRO TANKERS BAHAMAS II LTD
filed 2006-06-30
CIK 923655

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

For the fiscal year December 31, 2005 ended
                                           -------------------------------------

                                      OR
[ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[ ]          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)  OF
                    THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
                                                  ------------------------------

For the  transition  period from
Commission file number      033-79220-02
                            ----------------------------------------------------

                      CALPETRO TANKERS (BAHAMAS II) LIMITED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                      CALPETRO TANKERS (BAHAMAS II) LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Bahamas
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)

          Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act

      Title of each class                            Name of each exchange
           None
--------------------------------------------------------------------------------



Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

              Common Stock: 100 shares, par value of $1 per share
--------------------------------------------------------------------------------


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                [ ] Yes   [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                [ ] Yes   [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                [X] Yes   [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement the registrant has elected to follow:

                                                     [ ] Item 17     [X] Item 18

                             Index to the Form 20-F


                                                                          PAGE
PART I
Item 1.    Identity of Directors, Senior Management and Advisers          2
           ...........................
Item 2.    Offer Statistics and Expected Timetable .............          2
Item 3.    Key Information......................................          2
Item 4.    Information on the Company...........................          6
Item 4.A   Unresolved Staff Comments............................          19
Item 5.    Operating and Financial Review and Prospects.........          19
Item 6.    Directors, Senior Management and Employees...........          21
Item 7.    Major Shareholders and Related Party
           Transactions.........................................          22
Item 8.    Financial Information................................          23
Item 9.    The Offer and Listing................................          23
Item 10.   Additional Information...............................          23
Item 11.   Quantitative and Qualitative Disclosures about Market
           Risk.................................................          25
Item 12.   Description of Securities other than Equity
           Securities...........................................          25
PART II

Item 13.   Defaults, Dividend Arrearages and
           Delinquencies........................................          26
Item 14.   Material Modifications to the Rights of Security Holders
           and Use of Proceeds..................................          26
Item 15.   Controls and Procedures..............................          26
Item 16A.  Audit Committee Financial Expert.....................          26
Item 16B.  Code of Ethics.......................................          26
Item 16C.  Principal Accountant Fees............................          26
Item 16D.  Exemptions from the Listing Standards for Audit
           Committees...........................................          27
Item 16E.  Purchase of Equity Securities by the Issuer and
           Affiliated Purchasers................................          27
PART III

Item 17.   Financial Statements.................................          28
Item 18.   Financial Statements.................................          28
Item 19.   Exhibits.............................................          28

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected statement of operations and retained earnings data of the Company with respect to the fiscal years ended December 31, 2005, 2004 and 2003, and the selected balance sheet data at December 31, 2005 and 2004, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2002 and 2001 and the selected balance sheet data at December 31, 2003, 2002 and 2001 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.

                                       Year ended December 31,
                                 2005     2004     2003     2002     2001
(U.S. Dollars in thousands except per share data)

 Statement of operations
 and retained earnings data
 Total operating revenues       2,819    3,115    3,532    3,966    4,396
 Net (loss) /  income            (90)     (54)     (56)       57       98

 Per share data:
 Dividends per share                -        -        -        -        -

 Balance sheet data:
 Total assets                  34,052   37,398   42,770   48,102   53,351
 Current  portion  of Serial        -        -    5,210    5,210    5,210
 Loans
 Current   portion  of  Term    3,187    3,187        -        -        -
 Loans
 Long-term loans               28,678   31,865   35,052   40,262   45,472
 Stockholder's equity           1,478    1,568    1,622    1,678    1,621

Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel the ALTAIR VOYAGER (formerly Condoleeza Rice) (the "Vessel") is currently operated under a bareboat charter (the "Charter") to Chevron Transport Corporation (the "Chevron"). The Charter has a term expiring on April 1, 2015, subject to the fact that Chevron has an option to terminate the Charter earlier on four specified dates. The first option to terminate was on April 1, 2004 and subsequent options exist on each of the three subsequent two-year anniversaries thereof. Non-binding notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance for the first Optional Termination Date with irrevocable notice being required at least nine months before the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates. No notice has been received with regard to the second optional termination date, April 1, 2006, which implies that the vessel will be on charter to Chevron at least until April 1, 2008.

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

Because our Charter may be terminated in April 2008, we may incur additional expenses and not be able to recharter our Vessel profitably

Chevron had its first option to terminate its Charter on April 1, 2004 and has subsequent options on each of the three subsequent two-year anniversaries thereof. Chevron has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and the charterer's decision may be contrary to our interests or those of the holders of the Notes. Chevron has not exercised its right to exercise the first and second termination option. We cannot predict at this time any of the factors that Chevron will consider in deciding whether to exercise any of its termination options under the Charter. It is likely, however, that Chevron would consider a variety of factors, which may include whether a vessel is surplus or suitable to Chevron's requirements and whether competitive charterhire rates are available in the open market at that time.

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

We operate in the highly competitive international tanker market which could affect our position at the end of our current Charter and if Chevron terminates its Charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing Charter with Chevron, we are not exposed to the risk associated with this competition. At the end of our current Charter and in the event that Chevron terminates the charter on any subsequent optional termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Suezmax oil tanker.

Compliance with environmental laws or regulations may adversely affect our earnings and financial conditions at the end of the existing Charter or if Chevron terminates its Charter prior to that time

Regulations in the various states and other jurisdictions in which our Vessel trades affect our business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our Vessel. Although Chevron is responsible for all operational matters and bears all these expenses during the term of our current Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Charter or in the event Chevron fails to make a necessary payment.

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

We are highly dependent on Chevron and Chevron Corporation

We are highly dependent on the due performance by Chevron of its obligations under the Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron or Chevron Corporation to perform their obligations could result in our inability to service the Serial and Term Loans. If the Notes holders had to enforce the mortgages securing the Notes, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our Vessel

We currently must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Term Loan will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Notes.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2005, we had $31.9 million in total indebtedness outstanding and stockholders' equity of $1.5 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

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

We have a limited business purpose which limits our flexibility

Our activity is limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our Charter with Chevron we expect that the only source of operating revenue from which we may pay principal and interest on the Serial Loans and Term Loans will be from this Charter.

Item 4. Information on the Company

The Company

CalPetro Tankers (Bahamas II) Limited was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III) Limited and in addition CalPetro Tankers (IOM) Limited is incorporated in the Isle of Man. Together these companies are referred to as the Owners. Each of the Owners was organised as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron. California Petroleum Transport Corporation ("California Petroleum"), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from Chevron Transport Corporation. We were allocated $46,620,000 of the Serial Loans and $35,052,000 of the Term Loans and acquired our Vessel, the ALTAIR VOYAGER (formerly Condoleeza Rice), as described below. We engage in no business other than the ownership and chartering of our Vessel and activities resulting from or incidental to such ownership and chartering.

We are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation, a Cayman Islands company ("ITC") which is a wholly-owned subsidiary of Frontline Ltd ("Frontline"), a publicly listed Bermuda company.

Overview of the Business

Our Vessel is a 130,000-deadweight tonne ("dwt") Suezmax oil tanker, called the ALTAIR VOYAGER (formerly Condoleeza Rice), which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

The Vessel has been chartered back to Chevron. The Charter has a term expiring on April 1, 2015; subject to Chevron's right to terminate the Initial Charter on certain specified dates. The option to terminate has already lapsed for two of these dates. Chevron can elect to terminate the Charter on any of the two remaining termination dates, which occur on April 1, 2008 and April 1, 2010. For future optional termination dates, non-binding notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance with irrevocable notice of Chevron's intention to terminate must be given seven months prior to the termination date. Chevron is required to pay us a termination payment (the "Termination Payment") on or prior to the termination date as follows:

      (In millions of $)
     Optional                 Termination
     Termination Date         Payment
     April 1, 2008              10.03
     April 1, 2010               8.94

Chevron is principally engaged in the marine transportation of oil and refined petroleum products. Chevron's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron has advised the Company that it expects to use the Vessel worldwide as permitted under the Charter. The obligations of Chevron under the Charter are guaranteed by Chevron Corporation, a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron is an indirect, wholly owned subsidiary of Chevron Corporation.

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

The Management

On March 31, 1999, Frontline became our Manager and Technical Advisor, pursuant to an assignment of a Management Agreement. Under the Management Agreement, Frontline provides administrative, management and advisory services to us along with technical advisory services. If the Charter is terminated by Chevron, Frontline, acting on our behalf, will provide all technical management services and will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

The International Tanker Market

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage.

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which could have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers. In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity:

     (i)  ULCC-size range of approximately 320,000 to 450,000 dwt;
     (ii) VLCC-size range of approximately 200,000 to 320,000 dwt;
    (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt;
     (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and
     (v)  small tankers of less than approximately 60,000 dwt.

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

For the third year in a row the tanker market was very profitable, even if 2005 could not compete with 2004. The extreme volatility witnessed in rates over 2004 was experienced to a smaller extent in 2005. According to industry reports, the time charter equivalent earnings, or TCEs, for a modern Suezmax ranged between lows of $23,000 per day and highs of $107,000 in 2005.

The International Energy Agency ("IEA") reported in their May issue, that world oil demand in 2005 was 83.59 million barrels per day (mbd), an increase of 1.05 mbd over 2004. The Middle East, China and North America contributed with 55% of this increase which is an indicator of their strong economic growth.

Lack of spare oil production capacity drove crude oil prices to about $70 per barrel towards the end of the year and dampened the extremely strong growth in oil consumption of close to 4.0% in 2004 to 1.3% in 2005 according to IEA. China continued its rapid economic growth with full force also in 2005 with GDP increasing 9.8% however their growth in oil demand was down from 15.4% in 2004 to 2.4% in 2005. Hurricanes Katrina and Rita which hit the US Gulf Coast in August and September were each among the top five most powerful storms of all time and lead to damages to production platforms which caused additional ton-miles for the last quarter of 2005. It is estimated that hurricanes reduced U.S. production by 0.4 million barrels per day, as an average over the year. Geopolitical tension in Nigeria, Venezuela, Iraq, Iran and other parts of the Middle East, seems to have had limited effect on their production as the OPEC members in total increased their production by 3.2% in 2005 compared to total world supply which increased 1.3%.

The size of the world Suezmax fleet  increased by 7% in 2005 from 315 vessels to
337. Two Suezmaxes were scrapped while 24 were delivered. The total orderbook for Suezmaxes was at 63 at the end of the year, of which 7 were ordered during the year. The total orderbook for Suezmaxes equates to 18.7%, of the existing fleet.

Even though spot market rates have declined during the first four months of 2006, we believe the outlook for the remainder of 2006 is positive due to the continued growth in oil consumption combined with relatively few deliveries, combined with an increasing amount of conversions for other purposes, which should lead to a positive demand environment for tankers.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charter entered into with Chevron is terminated. Spot market rates are volatile and generally linked to global economic development and especially demand for oil but also to political events affecting oil producing countries.

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

The Vessel will be maintained during the term of the Charter by Chevron in accordance with good commercial maintenance practice commensurate with other vessels in Chevron's fleet of similar size and trade, as required by the Charter. The Charter requires Chevron to return the Vessel on termination of the Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, we have the right to inspect our Vessel and to require surveys upon redelivery, and Chevron will be responsible for making or compensating us for certain necessary repairs in connection with such redelivery.

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

Chevron will, pursuant to the Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our Vessel. The various types of governmental regulation that affect our vessels include international conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful life of our tanker. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our Vessel that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international and other national regulations.

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

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention. The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdiction in which our Vessel operates, provide, in part, that:

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


These regulations were amended in 2001 and provided a timetable for the phase out of single hull tankers. This timetable was amended again in December 2003 in response to European Union, or EU, proposals, further accelerating the final phase-out dates for single hull tankers.

The baseline phase-out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers--any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.
b) Category 2 (PL/SBT) oil tankers--any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.
c) Category 3 oil tankers--any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil.

The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet MARPOL Regulation 13F or have double bottoms and double sides with dimensions in compliance with MARPOL Regulation 13G1(c) continue to be exempt from the accelerated phase out.


Baseline Phase Out Scheme

  Phase Out Date                        Year of Delivery
                        Category 1          Category 2         Category 3
   April 5, 2005   before April 5, 1982          before April 5, 1977
      + 2005       after April 5, 1982      After April 5, 1977 but before
                                                   January 1, 1978
      + 2006                                       1978* and 1979*
      + 2007                                       1980* and 1981*
      + 2008                                            1982*
      + 2009                                            1983*
      + 2010                                        1984* or later
                    + by Anniversary of Delivery Date In Year
                                * subject to CAS

For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after April 5, 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date was brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67.0 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarized below:

Exception One - a flag state may permit oil tankers to operate to 25 years of age provided that, not later than July 1, 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

o Double bottoms having a height at centerline which does not meet that required by the MARPOL Regulation 13E; or

o Wing tanks having a width which does not meet that required by the International Bulk Chemical Code for type 2 cargo tank location.

Exception Two - a flag state may permit oil tankers, that do not have double bottoms nor double sides, to operate to the age of 25 or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

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

In December 2003, the IMO adopted MARPOL Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under MARPOL Regulation 13H, HGO means any of the following:

o    crude oils having a density at 15(0)C higher than 900 kg/m3;

o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

o    bitumen, tar and their emulsions.

Under MARPOL Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our Vessel. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our Vessel.

The operation of our Vessel is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that has been developed by Chevron.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. Chevron is required to renew these documents of compliance and safety management certificates annually.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker's denial of access to, or detention in, some ports. Both the United
States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act of 1980

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

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

o    natural resources damages and related assessment costs;
o    real and personal property damages;
o    net loss of taxes, rents, royalties, fees and other lost revenues;
o net cost of public services necessitated by a spill response such as protection from fire, safety or health hazards; and
o    loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Under a recently proposed legislation, OPA liability limits will be increased, when such legislation is enacted, to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. We expect that if the recently proposed legislation increasing liability limitations under OPA is enacted, the United States Coast Guard will accordingly increase the amounts of the financial responsibility. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.

Operators, such as Chevron in the case of our Vessel, are required to insure their vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion any one incident or occurrence. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

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

Other U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act (the "CWA") prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Our Vessel currently carry cargoes to U.S. waters regularly and we believe that it is suitable to meet OPA and other U.S. environmental requirements and that it would also qualify for trade if chartered to serve U.S. ports.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The EU has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age have also been restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. The EU is also considering legislation that would: (1) ban manifestly sub-standard vessels
(defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from EU waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain EU nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the EU or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes for example the US Oil Pollution Act 1990.

The unit of account in the 1992 Conventions is the Special Drawing Right (SDR) as defined by the International Monetary Fund. In this document the SDR has been converted into US dollars at the rate of exchange applicable on May 2, 2006 of SDR 1 = USD 1.477760.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

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

Our Vessel complies with the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Organisational Structure

As described above, and also in Item 7. Major Shareholders, and Related Party Transactions, we are a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls us as described in more detail in Item 4.

Property, Plants and Equipment

Other than the Vessel described above, we do not have any property.

Item 4A.    Unresolved Staff Comments
None

Item 5.  Operating and Financial Review and Prospects

Operating Results

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total Revenues
Finance lease interest income for the year ended December 31, 2005 amounted to $2,819,000, compared with $3,115,000 for the year ended December 31, 2004.
Interest income has fallen in line with expectations. As the value of the finance lease falls on annual basis, so does the interest received on the finance leases.

Expenses
Interest expense on the Term and the Serial Loans amounted to $2,783,000 for the year ended December 31, 2005. The amortisation of discount on loans for the period amounted to $75,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2004 were $3,076,000 and $75,000, respectively. Interest expense has fallen in line with expectations, with interest expense falling in line with the loan outstanding in the year.

Year ended December 31, 2004 compared with the year ended December 31, 2003

Total Revenues
Finance lease interest income for the year ended December 31, 2004 amounted to $3,115,000, compared with $3,532,000 for the year ended December 31, 2003 with the decrease being primarily due to the decrease in the value of the finance lease.

Expenses
Interest expense on the Term and the Serial Loans amounted to $3,076,000 for the year ended December 31, 2004. The amortisation of discount on loans for the period amounted to $75,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2003 were $3,489,000 and $75,000, respectively. Interest expense has fallen in line with expectations, with interest expense falling in line with the loan outstanding in the year.

Liquidity and Capital Resources

As set forth above, revenues from the Initial Charter are sufficient to pay our obligations under the Term and Serial Loans. Chevron may elect to terminate the Charter on specified termination dates which had commenced in 2004. If the Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a material current effect or that are reasonably likely to have a material future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital reserves.

Tabular disclosure of contractual obligations

As at December 31, 2005, we had the following contractual obligations and commitments:

                                      Payments due by period
                      Less than                           More than
(in $'000)               1 year   1-3 years   3-5 years     5 years       Total
Term Loans  (8.52%)       3,187       6,374       6,374      15,930      31,865
--------------------------------------------------------------------------------
Total contractual         3,187       6,374       6,374      15,930      31,865
obligations
--------------------------------------------------------------------------------

Critical Accounting Policies

The Company's principal accounting policies are described in Note 2 to the financial statements, which is included in Item 18 of this Annual Report. The most critical accounting policies include:

     o    Accounting for finance leases as lessor

As the lease has been classified as a finance lease, the minimum lease payments (net of amounts representing estimated executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortised to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

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

Recently  Issued  Accounting  Standards and Securities and Exchange  Commission
Rules

There were no recently issued accounting standards that would have an impact on the Company's results.

Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers of CalPetro Tankers (Bahamas II) Limited

                            Age    Position

Tor Olav Troim               43    Director and President
Kate Blankenship             41    Director and Secretary

Tor Olav Troim has been a Director of CalPetro Tankers (Bahamas II) Limited since October 31, 2001. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Troim has also served as a director and Chairman of Ship Finance International Limited, a Bermuda company listed on the New York Stock Exchange, since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited ("Knightsbridge"). He is a director of Aktiv
Inkasso ASA a Norwegian Oslo Stock Exchange listed company and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Mr. Troim has served as a director of Golar LNG Limited since May 2001. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

Kate Blankenship has been a Director of CalPetro Tankers (Bahamas II) Limited since October 31, 2001. She has been Chief Accounting Officer and Company Secretary of Frontline and resigned from these positions in October 2005, and since 2003 she has been a director of Frontline. Mrs. Blankenship also serves as a director of Ship Finance International Limited. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited since 2003. She is a member of the Institute of Chartered Accountants in England and Wales.

Compensation

During the year ended December 31, 2005, the Company paid no compensation to its directors and officers.

Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

The Company has neither an audit nor a remuneration committee.

Employees

The Company does not have any employees involved in the management of the Vessel. Frontline manages the company as described below in Item 7- Related Party Transactions.

Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in the Company's capital.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders
The Company is a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls the Company as described in more detail in Item 4. All the issued and outstanding shares of capital stock of the Company are beneficially owned by ITC and have been pledged to JPMorgan, formerly the Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over the Company subject to the rights of the Collateral Trustee.

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a 4% increase on each subsequent anniversary of the closing of the issue of the Notes.

In 2005, a total of $38,120 was paid under the Management and Designated Representative Agreements.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See Item 18 below.

Legal Proceedings

We are not a party to any material pending legal proceedings. In the future, we may be subject to legal proceedings and claims in the ordinary course of business. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2005 is as follows:

i)   Term Loans:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a remaining ten-year sinking fund schedule. The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates.


      Scheduled  Charter not     Charter      Charter      Charter
   payment date   terminated  terminated   terminated   terminated
                                    2006         2008         2010
                       $'000       $'000        $'000        $'000
 April 1, 2006         3,187       3,187        3,187        3,187
 April 1, 2007         3,187       1,700        3,187        3,187
 April 1, 2008         3,187       1,840        3,187        3,187
 April 1, 2009         3,187       2,000        1,690        3,187
 April 1, 2010         3,187       2,170        1,830        3,187
 April 1, 2011         3,187       2,360        1,990        1,510
 April 1, 2012         3,187       2,560        2,160        1,630
 April 1, 2013         3,187       2,770        2,340        1,770
 April 1, 2014         3,187       3,010        2,540        1,930
 April 1, 2015         3,182      10,268        9,754        9,090
 ------------------------------------------------------------------
                      31,865      31,865       31,865       31,865
 ==================================================================

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

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's manager Frontline Ltd., including the Company's President and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the President and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

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

Item 16C. Principal Accountant Fees and Services

(a)   Audit Fees
The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant, Grant Thornton LLP, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

 Fiscal year ended December 31, 2005           $19,425
 Fiscal year ended December 31, 2004           $18,000

(b)  Audit -Related Fees
For the fiscal years ended December 31, 2005 and 2004, there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees
For the fiscal years ended December 31, 2005 and 2004, there have been no aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)   All Other Fees
For the fiscal years ended December 31, 2005 and 2004, there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, Audit-Related Fees and Tax Fees set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

Item 16D. Exemptions from the Listing Rules for Audit Committees

Not Applicable

Item  16E.  Purchases  of  Equity  Securities  by  the  Issuer  and  Affiliated
Purchasers

Not Applicable

                                    PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and notes, together with the reports of the Grant Thornton Independent Registered Public Accounting Firm and Ernst & Young, Independent Registered Public Accounting Firm, are filed as part of this annual report

Page

   Report of Independent Registered Accounting Firm                       F-1

   Report of Independent Registered Accounting Firm                       F-2

   Statements of Operations and Retained Earnings for the Years Ended     F-3
   December 31, 2005, 2004 and 2003

   Balance Sheets as of December 31, 2005 and 2004                        F-4

   Statements of Cash Flows for the Years Ended                           F-5
   December 31, 2005, 2004 and 2003

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Calpetro Tankers (Bahamas II) Limited

We have audited the accompanying balance sheets of Calpetro Tankers (Bahamas II) Limited (the "Company") as of December 31, 2005 and 2004 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas II) Limited at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Grant Thornton LLP



New York, New York
June 22, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Calpetro Tankers (Bahamas II) Limited

We have audited the accompanying statement of operations, cashflows and retained earnings of CalPetro Tankers (Bahamas II) Limited for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cashflows of CalPetro Tankers (Bahamas II) Limited for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.




Ernst & Young LLC
Chartered Accountants



Douglas, Isle of Man
June 8, 2004

CalPetro Tankers (Bahamas II) Limited
Statements of Operations and Retained Earnings For the Years Ended December 31, 2005, 2004 and 2003
(in thousands of US$)


                                                       2005      2004     2003
Operating revenues
    Finance lease interest income                     2,819     3,115    3,532
-------------------------------------------------------------------------------
    Total operating revenues                          2,819     3,115    3,532
-------------------------------------------------------------------------------

Operating expenses
    Administrative expenses                            (97)      (72)     (78)
-------------------------------------------------------------------------------
    Total operating expenses                           (97)      (72)     (78)
-------------------------------------------------------------------------------
Net operating income                                  2,722     3,043    3,454
-------------------------------------------------------------------------------
Other operating income (expenses)
    Interest income                                      46        54       54
    Interest expense                                (2,783)   (3,076)  (3,489)
    Other financial items                              (75)      (75)     (75)
-------------------------------------------------------------------------------
    Net other expenses                              (2,812)   (3,097)  (3,510)
-------------------------------------------------------------------------------
Net income                                             (90)      (54)     (56)

Retained earnings at the start of year                1,568     1,622    1,678
-------------------------------------------------------------------------------
Retained earnings at the end of year                  1,478     1,568    1,622
===============================================================================

See accompanying Notes that are an integral part of these Financial Statements

CalPetro Tankers (Bahamas II) Limited
Balance Sheets as of December 31, 2005 and 2004
(in thousands of US$)



                                                                 2005     2004
ASSETS
Current Assets
    Cash and cash equivalents                                   2,033    2,010
    Current   portion  of  net  investment  in
    finance lease                                               3,287    3,286
    Interest receivable                                           653      722
    Other current assets                                            6       20
-------------------------------------------------------------------------------
Total current assets                                            5,979    6,038
Net investment in finance lease,  less current
portion                                                        27,872   31,084
Deferred charges                                                  201      276
-------------------------------------------------------------------------------
Total assets                                                   34,052   37,398
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Short-term  debt and  current  portion  of
    long-term debt                                              3,187    3,187
    Accrued interest                                              679      747
    Other current liabilities                                    30         31
------------------------------------------------------------------------------
Total current liabilities                                       3,896    3,965
    Long-term debt                                             28,678   31,865
------------------------------------------------------------------------------
Total liabilities                                              32,574   35,830
------------------------------------------------------------------------------

Commitments and Contingencies                                       -        -
Minority Interest                                                   -        -

Stockholder's equity
    Unclassified  stock:  100 shares of $1 par
    value                                                           -        -
    Retained earnings                                           1,478    1,568
------------------------------------------------------------------------------
Total stockholder's equity                                      1,478    1,568
------------------------------------------------------------------------------
Total liabilities and stockholder's equity                     34,052   37,398
==============================================================================

See accompanying Notes that are an integral part of these Financial Statements

CalPetro Tankers (Bahamas II) Limited
Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003 (in thousands of US$)


                                                         2005     2004    2003

Net income                                               (90)     (54)    (56)
    Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Amortisation of deferred charges                       75       75      75
Changes in operating assets and liabilities,
  net of effect of acquisitions:
    Interest receivable                                    69       89     109
    Other current assets                                   14       13      36
    Accrued interest payable                             (68)    (108)    (89)
    Other current liabilities                             (1)        -      23
-------------------------------------------------------------------------------
Net cash provided by operating activities                 (1)       15      98
-------------------------------------------------------------------------------

Investing activities
    Finance lease payments received                     3,211    4,215   5,156
-------------------------------------------------------------------------------
Net cash provided by (used in) investing activities     3,211    4,215   5,156
-------------------------------------------------------------------------------

Financing activities
    Repayments of debt                                (3,187)  (5,210) (5,210)
-------------------------------------------------------------------------------
Net cash provided by (used in) financing activities   (3,187)  (5,210) (5,210)
-------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents       23    (980)      44
Cash and cash equivalents at beginning of year          2,010    2,990   2,946
Cash and cash equivalents at end of year                2,033    2,010   2,990
===============================================================================

Supplemental disclosure of cash flow information:
    Interest paid                                       2,851    3,184   3,578
===============================================================================

See accompanying Notes that are an integral part of these Financial Statements

CalPetro Tankers (Bahamas II) Limited
Notes to the Financial Statements

1.   GENERAL

     CalPetro Tankers (Bahamas II) Limited (the "Company") was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III) Limited. In addition CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. These entities (the "Owners") were organised as special purpose companies for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation ("Chevron") which were concurrently chartered on long-term charter agreements back to Chevron. California Petroleum Transport Corporation ,acting as agent on behalf of the Owners, issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the "Serial and Term Notes") and subsequently loaned the proceeds to the Owners in the form of Term Mortgage Loans and Serial Mortgage Loans (the "Serial and Term Loans") to fund the acquisition of the Vessels from Chevron.

     The Owners only source of funds with respect to the Serial and Term Loans are payments from Chevron, including any termination payments as discussed further in Note 5. The Owners do not have any other source of funds for payment of the Serial and Term Loans.

2.   ACCOUNTING POLICIES

     Basis of presentation
     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

     Cash and cash equivalents
     The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

     Investment in finance leases
     The Company charters out its vessel under an agreement that is classified as a direct financing lease. The minimum payments under the charter agreement are recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the vessel is recorded as unearned income. Throughout the term of the charter agreement, the Company records as revenue interest income and unearned income, which is amortised to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

     Deferred charges
     Deferred  charges  comprise   expenses  incurred  in  connection  with  the
     structuring of the financing transactions and issuance of debt. Such expenses are being amortised over the life of the debt.

     Revenue and expense recognition
     Revenues and expenses are recognised on the accrual basis. Revenue is substantially generated from bareboat charter hires and is recorded over the term of the charter as service is provided. Interest payable on the Serial and Term Loans is accrued on a daily basis.

     Financial Instruments
     In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realised.

3.   TAXATION

     The Company is not liable to pay income taxes in the Bahamas. No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

4.   CASH AND CASH EQUIVALENTS

     The cash accounts were established and are maintained by JPMorgan Chase as the Collateral Trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Serial and Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Serial and Term Notes and any operating costs in relation to operating the Owners.

5.   INVESTMENT IN FINANCE LEASE

     The Company has chartered its vessel on a long term bareboat charter (the "Charter") to Chevron which has a term expiring on April 1, 2015 subject to Chevron's right to terminate the Initial Charter on certain specified dates. Chevron can elect to terminate the Charter on any of four termination dates occurring at two-year intervals beginning in April 1, 2004. The option to terminate has already lapsed for two of these dates. Chevron can elect to terminate the Charter on any of the two remaining termination dates, which occur on April 1, 2008 and April 1, 2010. Non-binding notice of Chevron's intention to exercise the first option to terminate must be given at least 12 months prior to the termination date and irrevocable notice must be given at least nine months prior to the first optional termination date. For subsequent optional termination dates, notice of Chevron's intention to terminate must be given seven months prior to the termination date. Chevron is required to pay the Company a termination payment (the "Termination Payment") on or prior to the remaining termination dates as follows:

     (In  millions of $)
     Optional             Termination
     Termination Date         Payment
     April 1, 2008              10.03
     April 1, 2010               8.94

     Chevron has the option to purchase the vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

     The following schedule lists the components of the net investment in finance lease:

     (in thousands of $)                                          2005      2004
     Total minimum lease payments to be received                44,428    50,528
     Less: Unearned income                                    (13,269)  (16,158)
     ---------------------------------------------------------------------------
     Net investment in finance lease                            31,159    34,370
     ===========================================================================


     Lease payments under the charter agreement for each of the five succeeding years are as follows: $5,828,000 in 2006, $5,556,000 in 2007, $5,284,000 in
     2008, $5,013,000 in 2009, and $4,742,000 in 2010.

6.   DEFERRED CHARGES

     Deferred charges represent the capitalisation of debt issue costs. These costs are amortised over the term of the Loans to which they relate. The deferred charges are comprised of the following amounts:

     (in thousands of $)                                          2005      2004
     Debt arrangement fees                                       1,006     1,006
     Accumulated amortisation                                    (805)     (730)
     ---------------------------------------------------------------------------
                                                                 201       276
     ===========================================================================

7.   DEBT

     (in thousands of $)                                         2005      2004
     8.52% Mortgage Term Loans due 2015                         31,865   35,052
     Less: current portion                                     (3,187)   (3,187)
     ---------------------------------------------------------------------------
                                                               28,678    31,865
   ===========================================================================

     The outstanding debt as of December 31, 2005 is repayable as follows:


     (in thousands of $)
     Year ending December 31,
     2006                                                                 3,187
     2007                                                                 3,187
     2008                                                                 3,187
     2009                                                                 3,187
     2010                                                                 3,187
     2011 and later                                                      15,930
     ---------------------------------------------------------------------------
     Total debt                                                          31,865
     ===========================================================================


     The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining ten-year sinking fund schedule.

     If the Initial Charter is terminated, the scheduled mandatory sinking fund payments on the Term Loans will be revised so that the allocated principal amount of the Term Loans for the related Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $7m.

     The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the remaining optional termination dates. The Company did not receive any notification from the Initial Charterer of their intention to terminate the Charter on April 1, 2004; therefore the Charter remains in place with the next Optional Termination Date being April 1, 2006.

     Scheduled payment date             Charter   Charter  Charter   Charter
                                        not       terminateterminatedterminated
                                        terminated    2006      2008      2010
                                            $'000    $'000     $'000     $'000

     April 1, 2006                          3,187    3,187     3,187     3,187
     April 1, 2007                          3,187    1,700     3,187     3,187
     April 1, 2008                          3,187    1,840     3,187     3,187
     April 1, 2009                          3,187    2,000     1,690     3,187
     April 1, 2010                          3,187    2,170     1,830     3,187
     April 1, 2011                          3,187    2,360     1,990     1,510
     April 1, 2012                          3,187    2,560     2,160     1,630
     April 1, 2013                          3,187    2,770     2,340     1,770
     April 1, 2014                          3,187    3,010     2,540     1,930
     April 1, 2015                          3,182   10,268     9,754     9,090
     --------------------------------------------------------------------------
                                           31,865   31,865    31,865    31,865
     ==========================================================================

     The Term Loans are collateralised by a first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel have been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.

8.   SHARE CAPITAL

     Authorised share capital:

                                                                2005      2004
     1,000 shares of $1 par value                              1,000     1,000
     ==========================================================================

     Issued and outstanding share capital:

                                                                2005      2004
     100 common shares of $1 par value                           100       100
     ==========================================================================

9.   FINANCIAL INSTRUMENTS

     Fair values
     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

                                              2005     2005      2004      2004
     (in thousands of $)                  Carrying     Fair    Carrying   Fair
                                             Value    Value     Value     Value
     Cash and cash equivalents               2,033    2,033     2,010     2,010
     8.52% Mortgage Loans due 2015          31,865   35,689    35,052    40,178


     The methods and assumptions used in estimating the fair values of financial instruments are as follows:

     The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

     The estimated fair value for fixed rate debt is based on the quoted market price of these or similar debt when available.

     Concentrations of risk
     The Company's only source of funds for the repayment of the principal and interest on the Loans are from charterhire payments from Chevron, investment income and the proceeds, if any, from the sale of the Vessel. Accordingly, the Company's ability to service its obligations on the Loans is wholly dependent upon the financial condition, results of operations and cash flows from Chevron.

10.  COMMITMENTS AND CONTINGENCIES

     The Term and Serial Loans are collateralised by first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel have been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.

     As at December 31, 2005, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

11.  RELATED PARTY TRANSACTIONS

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

     Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a 4% increase on each subsequent anniversary of the closing of the issue of the Notes.

     Management fee expenses and management fee payable as of December 31, 2005, 2004, and 2003 are as follows:

                                                        2005      2004      2003
      Management fee expenses                         38,120    36,654    43,800
      Management fee payable                           9,622     9,253     8,897

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




Date: June 30, 2006



SK 02089 0006 682071