Form 20-F
period 2006-12-31
CALPETRO TANKERS BAHAMAS II LTD
filed 2007-06-29
CIK 923655

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

For the fiscal year ended                         December 31, 2006
                         -------------------------------------------------------

                                       OR

[_]              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_]             SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered

      None                                          Not applicable
-------------------                   ------------------------------------------

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

                                                     [_] Yes              [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                     [_] Yes              [X] No

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

                                                     [X] Yes              [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]   Accelerated filer [_]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                     [_] Item 17   [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                     [_] Yes              [X] No

                          INDEX TO REPORT ON FORM 20-F

                                                                          Page
PART I
Item 1.   Identity of Directors, Senior Management and Advisers.............. 3
Item 2.   Offer Statistics and Expected Timetable............................ 3
Item 3.   Key Information.................................................... 3
Item 4.   Information on the Company......................................... 7
Item 4A.  Unresolved Staff Comments..........................................21
Item 5.   Operating and Financial Review and Prospects.......................21
Item 6.   Directors, Senior Management and Employees.........................24
Item 7.   Major Shareholders and Related Party Transactions..................25
Item 8.   Financial Information..............................................27
Item 9.   The Offer and Listing..............................................27
Item 10.  Additional Information.............................................27
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.........29
Item 12.  Description of Securities Other than Equity Securities.............30

PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies....................31
Item 14.  Material Modifications to the Rights of Security
          Holders and Use of Proceeds........................................31
Item 15.  Controls and Procedures............................................31
Item 16.  Reserved...........................................................31
Item 16A. Audit committee financial expert...................................31
Item 16B. Code of Ethics.....................................................31
Item 16C. Principal Accountant Fees and Services.............................31
Item 16D. Exemptions from the Listing Rules for Audit Committees.............32
Item 16E. Purchases of Equity Securities by the Issuer
          and Affiliated Purchasers..........................................32

PART III
Item 17.  Financial Statements...............................................33
Item 18.  Financial Statements...............................................33
Item 19.  Exhibits...........................................................33

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

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Calpetro Tankers (Bahamas II) Limited. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2006, 2005, and 2004, and the selected balance sheet data at December 31, 2006 and 2005, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2003 and 2002 and the selected balance sheet data at December 31, 2004, 2003 and 2002 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.


                                                                Fiscal Years ended December 31,
                                                   2006         2005          2004          2003          2002
                                                   ----         ----          ----          ----          ----
 (in thousands of $, except share data)

 Statement of operations data
 Total operating revenues                         2,547        2,819         3,115         3,532         3,966
 Net (loss) / income                               (37)         (90)          (54)          (56)            57
Per share data:
 Dividends per share                                  -            -             -             -             -
 Balance sheet data:
 Total assets                                    30,775       34,052        37,938        42,770        48,102
 Current portion loans                            3,187        3,187         3,187         5,210         5,210
 Long-term loans                                 25,491       28,678        31,865        35,052        40,262
 Stockholder's equity                             1,441        1,478         1,568         1,622         1,678
 Number of shares                                   100          100           100           100           100

B. Capitalization and Indebtedness

Not Applicable

C. Reason for the offer and use of proceeds

Not Applicable

D. Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel the Altair Voyager (the "Vessel") is currently operated under a bareboat charter (the "Charter") to Chevron Transport Corporation ("Chevron"). The Charter has a term expiring on April 1, 2015, subject to Chevron's options to terminate the charter on April 1, 2008 and 2010. Non-binding notice of the intention to exercise the options to terminate the Charter must be given at least seven months in advance.

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

Because our Charter may be terminated, we may incur additional expenses and not be able to recharter our Vessel profitably

Chevron has the sole discretion to exercise its option to terminate the charter and will not owe any fiduciary or other duty to the holders of the Notes, defined below, in deciding whether to exercise the termination options, and Chevron's decision may be contrary to our interests or those of the holders of the Notes, defined below.

We cannot predict at this time any of the factors that Chevron will consider in deciding whether to exercise its termination options under the Charter. It is likely, however, that Chevron would consider a variety of factors, which may include whether a vessel is surplus or suitable to Chevron's requirements and whether competitive charterhire rates are available in the open market at that time.

In the event Chevron does terminate the Charter, it is required under the terms of the Charter to make a termination payment to us. The amount of the termination payment is not expected to be sufficient to cover our obligations under the Term Loans, defined below. If Chevron terminates the Charter, we will attempt to arrange a replacement charter, or we may sell the Vessel to satisfy our obligations under the term loans. Replacement charters may include shorter-term time charters and employing the Vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Term Loans, defined below.

We operate in the highly competitive international tanker market which could affect our position at the end of our current Charter and if Chevron terminates its Charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. During the term of the existing Charter with the charterers, we are not exposed to the risk associated with this competition. At the end of the current Charter or in the event that Chevron terminate the Charter on the last termination date, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in us achieving lower revenues from their suezmax oil tankers which will reduce the amounts available, if any, to pay the principal and interest on the Term Loans.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our Vessel operates and the country in which our vessel is registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. In addition, vessel classification societies also impose significant safety and other requirements on our vessel. In complying with current and future environmental requirements, we may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessel to keep it in compliance, or even to scrap or sell the vessel altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements also can affect the resale value or useful lives of our vessel, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessel or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessel, as a result of violations of or liabilities under environmental laws, regulations and other requirements.

For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States. imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Compliance with extensive and changing environmental laws and other regulations may entail significant expenses including expenses for ship modifications and changes in operating procedures and therefore affect the operation of the Vessel. Although Chevron is responsible for all operational matters and bear all these expenses during the term of the current Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Charter or in the event Chevron fails to make a necessary payment.

We may not have adequate insurance in the event the existing charter is terminated

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of the Vessel. However, we cannot assure holders of the Term Loans, defined below, that we will adequately insure against all risks or in the event the Charter expires or is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims.

We are highly dependent on Chevron and Chevron Corporation

We are highly dependent on the due performance by Chevron of its obligations under the Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron or Chevron Corporation to perform their obligations could result in our inability to service the Term Loans. If the Notes holders had to enforce the mortgages securing the Notes, defined below, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future

Currently, we must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Term Loan will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Term Loans, defined below.

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our Vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our Vessel would negatively impact our revenues and therefore impact our ability to service our debt.

The Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Notes and your ability to trade them

The Notes, defined below, are not listed on any national securities exchange or traded on the NASDAQ National Market and have no established trading market. Consequently, the Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Notes currently make a market for the Notes, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure that an active trading market will exist for the Notes or that any market for the Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2006, we had $28.7 million in total indebtedness outstanding and stockholders' equity of $1.4 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

     o we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Term Loans and any future indebtedness, which reduces the funds available to us for other purposes;

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

We have a limited business purpose which limits our flexibility

Our activity is limited to engaging in the acquisition, disposition, ownership, and chartering of a Suezmax oil tanker. During the terms of our Charter with Chevron, we expect that the only source of operating revenue from which we may pay principal and interest on the Term Loans will be from this Charter.

Item 4.  INFORMATION ON THE COMPANY

A  History and Development of the Company

CalPetro Tankers (Bahamas II) Limited was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas III) Limited. In addition, CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. Together these companies are referred to as the "Owners". Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron. We are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation ("ITC"), a Cayman Islands company which is a wholly-owned subsidiary of Frontline Ltd. ("Frontline"), a publicly listed Bermuda company.

California Petroleum Transport Corporation ("California Petroleum"), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from Chevron. We were allocated $46,620,000 of the Serial Loans and $35,052,000 of the Term Loans and acquired our Vessel, the Altair Voyager, as described below. We engage in no business other than the ownership and chartering of our Vessel and activities resulting from or incidental to such ownership and chartering.

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas.

B  Business Overview

Our Vessel is a 130,000 dwt Suezmax oil tanker, called the Altair Voyager, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

The Vessel has been chartered back to Chevron. The Charter has a term expiring on April 1, 2015, subject to Chevron's right to terminate the Initial Charter on certain specified dates. The option to terminate has already lapsed for two of these dates. Chevron can elect to terminat the Charter on any of the two remaining termination dates, which occur on April 1, 2008 and April 1, 2010. For future optional termination date a non-binding notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance, with irrevocable notice to be given seven months prior to the termination date. Chevron is required to pay us a termination payment (the "Termination Payment") on or prior to the termination date as follows.

         (in millions of $)
         Optional termination date          Termination payment

         April 1, 2008                               10.03
         April 1, 2010                                8.94

As at June 18, 2007, no termination notice had been received from Chevron for the Charter.

Chevron is principally engaged in the marine transportation of oil and refined petroleum products. Chevron's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron has advised us that it expects to use the Vessel worldwide as permitted under the Charter. The obligations of Chevron under the Charter are guaranteed by Chevron Corporation, a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron is an indirect, wholly-owned subsidiary of Chevron Corporation.

The Vessel is a double-hull oil carrier and is presently registered under the Bahamas flag. The Vessel was constructed under the supervision of Chevron and designed to Chevron's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevron Corporation's subsidiaries. The builder of Altair Voyager was Ishikawajima Harima Heavy Industries Co., Ltd.

Management

On March 31, 1999, Frontline became our Manager and Technical Advisor to the Company, pursuant to an assignment of a Management Agreement. Under the Management Agreement, Frontline provides administrative, management and advisory services to us along with technical advisory services. If the Charter is terminated by Chevron, Frontline, acting on our behalf, will provide all technical management services and will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Industry Conditions

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    changes in global crude oil production;

     o demand for oil and production of crude oil and refined petroleum products;

     o    changes in oil production and refining capacity;

     o    global and regional economic and political conditions;

     o    the distance oil and oil products are to be moved by sea;

     o    environmental and other regulatory developments; and

     o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    potential conversion of tankers for other purposes;

     o    port or canal congestion;

     o    the number of vessels that are out of service; and

     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

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

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

     o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

     o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

     o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Charter, the Vessel may be operated through out the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

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

Environmental Regulations and Other Regulations

Government regulations and laws significantly affects the ownership and operation of our Vessel. The various types of governmental regulation that affect our Vessel include international conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful life of our tanker. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

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

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdiction in which our Vessel operates, provide, in part, that:

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

The baseline phase-out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers-any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

b) Category 2 (PL/SBT) oil tankers-any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

c) Category 3 oil tankers-any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil.

The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet MARPOL Regulation 13F or have double bottoms and double sides with dimensions in compliance with MARPOL Regulation 13G1(c) continue to be exempt from the accelerated phase out.

Baseline Phase Out Scheme

                                                                 Year of Delivery
 Phase Out Date                         Category 1                  Category 2               Category 3
 --------------                         ----------                  ----------               ----------
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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our vessel and its operator have received ISM certification. Chevron is required to renew these documents of compliance and safety management certificates periodically.

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

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the US Oil Pollution Act 1990.

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

C  Organizational Structure

As described above, and also in Item 7. Major Shareholders and Related Party Transactions, we are a wholly owned subsidiary of California Tankers Investments Limited, a company organised under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls the Company as described in more detail in Item 4.

D  Property, Plant and Equipment

Other than the Vessel described above, we do not have any property.

Item 4A.  UNRESOLVED STAFF COMMENTS

None

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

Our strategy has been to acquire a Vessel and charter this to Chevron under a bareboat charters which is expected to provide:

a) charterhire payments we expect will be sufficient to pay, so long as the Charter is in effect:

     i.   the obligations under the loans for acquiring the Vessel,

     ii.  management fees and technical advisor's fees,

     iii. recurring fees and taxes, and

     iv. any other costs and expenses incidental to the ownership and chartering of the Vessel;

b) termination payments sufficient to make sinking fund and interest payments on the TermLoans, to the extent allocable to the Vessel for which the related Charter has been terminated, for at least two years following any such termination, during which time the Vessel may be sold or rechartered; and

c) that the Vessel will be maintained in accordance with the good commercial maintenance practices required by the Charter and to arrange for vessel management and remarketing services to be available in case the Charter is terminated by Chevron, or the Vessel is for any other reason returned to our possession and use.

As of June 18, 2007, notice had not been received from Chevron regarding the termination of the Charter.

Trend Information

It is expected that as the Vessel ages, the charter income will be reduced. In line with this effect, the interest payable on the Term Loans financing the ship will also be reduced as the principal is repaid. Thus, there is a consistent reduction in income, expenses and net assets employed by the Company. However we expect that cash flows will be adequate to service the debt load, although there will always be uncertainty related to this because of the nature of the tanker business. However, over the past few years, the charter rates have been at a level such that we have been able to service our debt. The structure of debt and charterhire agreements, including provision for early termination, provides us with a clear future.

Market Overview

The tanker market proved its strength in 2006 and it was the demand side which had the greatest influence on the rates. The year started at average daily time charter equivalent ("TCE") rates of approximately $70,000 thereafter following the traditional seasonal pattern by softening to TCEs of about $25,000 by mid-April. From this point markets firmed against most market predictions up to TCEs of about $75,000 at the end of August. The fear of another active hurricane season in the US Gulf combined with geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to build oil stocks throughout the summer. On-land storage capacity was in some regions filled to the brim, driven by an extraordinary strong contango, with a wide use of tankers for storage purposes as the consequence.

Gradually the oil market picked up on the very strong stockbuilding which triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 in early October. This subsequently made markets weaken and TCEs of $30,000 were reached mid-December. At the very end of the year markets firmed providing one steep spike to TCEs of approximately $90,000 for a short period. Depending on the source of information, the average TCE for the year was $50,000 for a double hulled Suezmax with a single hull earned about 60 percent of this.

For OPEC it was of great importance to prevent an uncontrolled price dive so it decided in October to cut production with by 1.2 million barrels per day from November. It was reported by the International Energy Agency ("IEA") an average OPEC Oil production, including Iraq but not Angola, of approximately 29.7 million barrels per day during 2006, a 0.02 million barrels per day decrease from 2005. Even if OPEC crude production was unchanged from 2005 to 2006 there was a noticeable shift from Nigeria and Venezuela to the Middle East.

IEA further estimate an average world oil demand at 84.5 million barrels per day in 2006, a 1.0 percent increase from 2005. For 2007 a 1.8 percent or 1.55 million barrels per day growth is forecasted in world oil demand with North America, China and the Middle East as the main drivers.

The total Suezmax fleet increased by 7.5 percent in 2006 from 322 to 346 vessels according to industry sources. The same source stipulates that a total of 25 new vessels were delivered to owners during 2006 while 77 new orders were made. The majority of these are set to be delivered in 2009. The total order book amounted to 123 vessels at the end of the year which represented approximately 35 percent of the existing fleet.

The tanker market looks healthy also for 2007 and it was possible to sell freight futures at the end of 2006 for the calendar year 2007 at a level that equated to TCEs for the Suezmax segment at approximately $40,000.

Operating results

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total Revenues

(in thousands of $)                           2006        2005       % Change
Finance lease interest income                2,547       2,819          (10)%

Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest received on the finance lease.


Expenses

(in thousands of $)                           2006          2005     % Change
Interest expense                             2,511         2,783        (10)%
Amortization of loan discount                   26            75        (65)%

Interest expense has fallen in line with expectations, with interest expense falling in line with the principal loan outstanding each year. The Company amortizes the discount over the life of the Term Loans. Amortization of loan discount has fallen as the serial loan discount was fully amortized in 2005.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total Revenues

(in thousands of $)                           2005          2004     % Change
Finance lease interest income                2,819         3,115        (10%)


Refer to explanation for 2006.

Expenses

(in thousands of $)                           2005          2004     % Change
Interest expense                             2,783         3,076        (10%)
Amortization of loan discount                   75            75            -

Refer to explanation for 2006 for interest expense. The loan discount remained the same between 2005 and 2004 as both the Serial and Term Loans were being amortized.

Liquidity and Capital Resources

As set forth above, revenues from the Charter are currently sufficient to pay our obligations under the Term Loans. Chevron may elect to terminate the Charter on the remaining specified termination dates, April 1, 2008 or April 1, 2010. If the Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of our Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

None

Tabular disclosure of contractual obligations

As at December 31, 2006, we had the following contractual obligations and commitments:


                                                                             Payments due by period

(in thousands of $)                  Less than 1 year        1-3 years        3-5 years        More than 5 years           Total
-------------------                  ----------------        ---------        ---------        -----------------           -----
Term Loans (8.52%)                              3,187           6,374            6,374                 12,743             28,678

Total contractual obligations                   3,187           6,374            6,374                 12,743             28,678


Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 of this Annual Report. The most critical accounting policies include:

     o    Finance lease and revenue recognition

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

Recently Issued Accounting Standards

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers of CalPetro Tankers (Bahamas II) Limited

Name                                        Age      Position

Tor Olav Troim                              44       Director and President
Kate Blankenship                            42       Director and Secretary

Tor Olav Troim has been a Director of CalPetro Tankers (Bahamas II) Limited since October 31, 2001. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Troim has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ). Mr. Troim was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and intergration of Smedvig ASA. Mr. Troim is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and PanFish ASA (OSE).

Kate Blankenship has been a Director of CalPetro Tankers (Bahamas II) Limited since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as Chief Financial Officer of Knightsbridge Tankers Limited and director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

B.  Compensation

During the year ended December 31, 2006, we paid no compensation to our directors and officers.

C.  Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

We have neither an audit nor a remuneration committee.

D.  Employees

We do not have any employees involved in the management of the Vessel.

Frontline is our Manager as described below in Item 7 - Related Party Transactions.

E.  Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in our capital.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls us as described in more detail in Item 4. All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation ("CPTC) pursuant to the stock pledge agreement between us and CPTC and are being held by the Bank of New York, formerly the Chase Manhattan Trust Company of California and JP Morgan Chase (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over us subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4 and there are no known arrangements that may lead to a change in control of the company.

Related Party Transactions

As discussed in Item 4, Frontline, the ultimate parent, is our Manager. Under the Management Agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for each Vessel, along with a fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

The Technical Advisor's Fee was initially $10,000 per annum for each Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by four percent. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a four percent increase on each subsequent anniversary of the closing of the issue of the Notes.

In 2006, a total of $39,260 was paid under the Management and Designated Representative Agreements.

Item 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 below.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Item 9.  THE OFFER AND LISTING

The company does not have any shares outstanding other than those owned by California Tankers Investments Limited, which are not traded on any exchange.

Item 10.  ADDITIONAL INFORMATION

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

All shares issued are unclassified, there is no authorization in force to issue other classes of share. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. Should any dividend be declared and not claimed the directors may, after a period of three years, resolve that such dividends are forfeit for the benefit of the Company. There are no provisions for changes to the rights of stockholders contained in the articles, except that by resolution of the directors the authorised capital may be increased and that the Company may divide or combine shares within the same class.

Company meetings may be convened by the directors or held on request of members holding 50% of the voting shares. Annual meetings are held according to Bahamian law. Members, their properly appointed proxies and corporate members' representatives are entitled to attend.

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

E.       Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

F.       Dividends and Paying Agents

Not Applicable

G.       Statement by Experts

Not Applicable

H.       Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission ("SEC"). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the our principal executive offices at Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas or at the offices of our manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.       Subsidiary Information

Not Applicable

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2006 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining ten-year sinking fund schedule.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on last termination date.

 Scheduled payment date      Charter not terminated           Charter terminated 2008            Charter terminated 2010
 ----------------------      ----------------------           -----------------------            -----------------------
                                              $'000                             $'000                              $'000
 April 1, 2007                                3,187                             3,187                              3,187
 April 1, 2008                                3,187                             3,187                              3,187
 April 1, 2009                                3,187                             1,690                              3,187
 April 1, 2010                                3,187                             1,830                              3,187
 April 1, 2011                                3,187                             1,990                              1,510
 April 1, 2012                                3,187                             2,160                              1,630
 April 1, 2013                                3,187                             2,340                              1,770
 April 1, 2014                                3,187                             2,540                              1,930
 April 1, 2015                                3,182                             9,754                              9,090

                                             28,678                            28,678                             28,678


As at June 18, 2007, no termination notice had been received from Chevron for the Charter.

Qualitative information about market risk

We were organised solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term agreement with Chevron.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

Item 15.  CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16.  RESERVED

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was Grant Thornton. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Grant Thornton.

(in thousands of $)                                2006                  2005

Audit fees (a)                                       20                    19
Audit related fees (b)                                -                     -
Tax fees (c)                                          -                     -
All other fees (d)                                    -                     -

Total                                                20                    19

a)       Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)       Audit Related Fees

Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

c)       Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)       All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

Item 16D. EXEMPTIONS FROM THE LISTING RULES FOR AUDIT COMMITTEES

Not Applicable

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

Not Applicable

                                    PART III

Item 17.    FINANCIAL STATEMENTS

Not Applicable

Item 18.    FINANCIAL STATEMENTS

The following financial statements and notes, together with the report of Grant Thornton Independent Registered Public Accounting Firm are filed as part of this annual report.

                                                                          Page

Report of Independent Registered Public Accounting Firm                   F-1

Statements of Operations and Retained Earnings for the Years Ended        F-2
December 31, 2006, 2005 and 2004

Balance Sheets as of December 31, 2006 and 2005 (as restated)             F-3

Statements of Cash Flows for the Years Ended December 31,                 F-4
2006, 2005 (as restated) and 2004 (as restated)

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

12.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1 Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the filing indicated.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Calpetro Tankers (Bahamas II) Limited

We have audited the accompanying balance sheets of Calpetro Tankers (Bahamas II) Limited (the "Company") as of December 31, 2006 and 2005 and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas II) Limited as of December 31, 2006 and 2005 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 the Company has restated its balance sheet as of December 31, 2005 and its statements of cash flows for the years ended December 31, 2005 and 2004.


/s/  Grant Thornton LLP

New York, New York
June 22, 2007

CalPetro Tankers (Bahamas II) Limited
Statements of Operations and Retained Earnings
For the years ended December 31, 2006, 2005 and 2004
(in thousands of $)

                                                     2006       2005       2004
                                                    -----      -----      -----

Operating revenues
   Finance lease interest income                    2,547      2,819      3,115
--------------------------------------------------------------------------------
   Total operating revenues                         2,547      2,819      3,115
--------------------------------------------------------------------------------
Operating expenses
   General and administrative expenses               (110)       (97)       (72)
--------------------------------------------------------------------------------
   Total operating expenses                          (110)       (97)       (72)
--------------------------------------------------------------------------------
Net operating income                                2,437      2,722      3,043
--------------------------------------------------------------------------------
Other operating income/(expenses)
   Interest income                                     63         46         54
   Interest expense                                (2,511)    (2,783)    (3,076)
   Amortization of deferred charges                   (26)       (75)       (75)
--------------------------------------------------------------------------------
   Net other expenses                              (2,474)    (2,812)    (3,097)
--------------------------------------------------------------------------------
Net loss                                              (37)       (90)       (54)
--------------------------------------------------------------------------------
Retained earnings at the start of the year          1,478      1,568      1,622
--------------------------------------------------------------------------------
Retained earnings at the end of the year            1,441      1,478      1,568
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas II) Limited
Balance Sheets as of December 31, 2006 and 2005
(in thousands of $)

                                                             2006      2005
                                                            -----     -----
                                                                   (As restated)
ASSETS
   Current assets:
   Restricted cash                                          2,061     2,033
   Current portion of net investment in finance lease       3,289     3,287
   Interest receivable                                        584       653
   Other current assets                                         8         6
--------------------------------------------------------------------------------
   Total current assets                                     5,942     5,979
   Net investment in finance lease, less current portion   24,658    27,872
   Deferred charges                                           175       201
--------------------------------------------------------------------------------
   Total assets                                            30,775    34,052
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY
   Current liabilities:
   Accrued interest                                           611       679
   Current portion of term loans                            3,187     3,187
   Other current liabilities                                   45        30
--------------------------------------------------------------------------------
   Total current liabilities                                3,843     3,896
   Long-term loans                                         25,491    28,678
--------------------------------------------------------------------------------
   Total liabilities                                       29,334    32,574
--------------------------------------------------------------------------------
   Commitments and contingencies

   Stockholder's equity:
   Unclassified stock: 100 shares of $1 par value              --        --
   Retained earnings                                        1,441     1,478
--------------------------------------------------------------------------------
   Total stockholder's equity                               1,441     1,478
--------------------------------------------------------------------------------
   Total liabilities and stockholder's equity              30,775    34,052
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas II) Limited
Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004
(in thousands of $)

                                                   2006        2005        2004
                                                  -----       -----       -----
                                                                (As         (As
                                                          restated)    restated)

Net loss                                           (37)         (90)        (54)
Adjustments to reconcile net loss to net
cash provided by operating activities:
   Amortization of discount on loans                26           75          75
   Changes in assets and liabilities:
   Interest receivable                              69           69          89
   Other current assets                             (2)          14          13
   Accrued interest payable                        (68)         (68)       (108)
   Other current liabilities                        15           (1)         --
--------------------------------------------------------------------------------
Net cash provided by operating activities            3           (1)         15
--------------------------------------------------------------------------------
Investing activities:
Finance lease payments received                  3,212        3,211       4,215
(Placement) maturity of restricted cash            (28)         (23)        980
--------------------------------------------------------------------------------
Net cash provided by investing activities        3,184        3,188       5,195
--------------------------------------------------------------------------------
Financing activities:
Repayments of debt                              (3,187)      (3,187)     (5,210)
--------------------------------------------------------------------------------
Net cash used in financing activities           (3,187)      (3,187)     (5,210)
--------------------------------------------------------------------------------
Net increase in cash and cash equivalents           --           --          --
Cash and cash equivalents at start of the year      --           --          --
--------------------------------------------------------------------------------
Cash and cash equivalents at end of the year        --           --          --
================================================================================
Supplemental disclosure of cash
flow information:

Interest paid                                    2,579        2,851       3,184
================================================================================

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas II) Limited
Notes to the Financial Statements

1.  Description of Business

The Company was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas
III) Limited. In addition, CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. These entities (the "Owners") were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation ("Chevron") which were concurrently chartered on long-term charter agreements back to Chevron. California Petroleum Transport Corporation, acting as agent on behalf of the Owners, issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the Serial and Term Notes), and subsequently loaned the proceeds to the Owners in the form of Term Mortgage Loans and Serial Mortgage Loans (the "Term Loans" and "Serial Loans" respectively) to fund the acquisition of the Vessels from Chevron. The final tranche of the principal balances of the Serial Loans payable by the Company to California Petroleum Transport Corporation matured on April 1, 2004.

The Owners only source of funds with respect to the Term Loans is payments from Chevron, including Termination Payments. The Owners do not have any other source of funds for payment of the Term Loans.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

2.  Principal Accounting Policies

A summary of the Company's accounting policies is set out below.

(a)  Financing lease and revenue recognition

     The long-term charter agreement between the Company and Chevron transfers to Chevron all the risks and rewards associated with ownership, other than legal title, and contains a bargain purchase option. As such, it is classified as a direct financing lease in accordance with Statement of Financial Accounting Standards No. 13.

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

(c)  Discount on loans

     Discount on issue of the long-term debt is being amortized to maturity of the debt on a straight line basis.

(d)  Taxation

     No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

(e)  Reporting currency

     The reporting currency is United States dollars. The functional currency is United States dollars.

(f)  Use of estimates

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

Recently issued Accounting Standards

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's results of operations or financial position.

Restatement of balance sheet and statement of cash flow

The balance sheet for the year ended December 31, 2005 and the statement of cash flows for the years ended December 31, 2005 and 2004 have been restated. The Company had incorrectly classified Restricted Cash as Cash and Cash Equivalents, therefore a restatement was required to correct the classification.

The effect of this restatement on the balance sheet is such that the Cash and Cash Equivalents line item is now classified as Restricted Cash.

The following condensed statements of cash flows for the years ended December 31, 2005 and 2004 set forth the effects of these restatements:

                                               Year ended December 31, 2005
                                           -------------------------------------
                                                   As
                                           previously
                                             reported  Adjustments  As restated
                                             --------  -----------  -----------

(in thousands of $)
Net cash provided by operating activities          (1)          --           (1)
Net cash provided by investing activities       3,211          (23)       3,188
Net cash used in financing activities          (3,187)          --       (3,187)
Net increase in cash and cash equivalents          23          (23)          --
Cash and cash equivalents at start of the year  2,010       (2,010)          --
Cash and cash equivalents at end of the year    2,033       (2,033)          --

                                               Year ended December 31, 2004
                                           -------------------------------------
                                                   As
                                           previously
                                             reported  Adjustments  As restated
                                             --------  -----------  -----------
(in thousands of $)

Net cash provided by operating activities          15           --           15
Net cash provided by investing activities       4,215          980        5,195
Net cash used in financing activities          (5,210)          --       (5,210)
Net increase in cash and cash equivalents        (980)         980           --
Cash and cash equivalents at start of the year  2,990       (2,990)          --
Cash and cash equivalents at end of the year    2,010       (2,010)          --

3.  Restricted Cash

The restricted cash accounts were established and are maintained by Bank of New York (formerly the Chase Manhattan Trust Company of California and JPMorgan Chase) as the Collateral Trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to operating the Owners.

4.  Finance Lease

The Company has chartered its Vessel on a long term bareboat charter (the "Charter") to Chevron Transport Corporation (the "Chevron") which has a term expiring on April 1, 2015 subject to Chevron's right to terminate the Initial Charter on certain specified dates. Chevron did not elect to terminate the Charter on the first two specified dates April 1, 2004 and April 1, 2006. The last two specified dates are April 1, 2008 and April 1, 2010. For these remaining optional termination dates a non-binding notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance, with irrevocable notice to be given seven months prior to the termination date. Chevron is required to pay the Company termination payments (the "Termination Payment") of $10.03 million and $8.94 million respectively, on or prior to the remaining termination.

Chevron has the option to purchase the vessel for $1 on April 1, 2015 provided the Initial Charter is still in place. As at June 18, 2007, no termination notice had been received from Chevron for the Charter in relation to the April 1, 2008 termination date.

The following schedule lists the components of the net investment in finance lease:

(in thousands of $)                                        2006            2005
Total minimum lease payments to be received              38,600          44,428
Less: Unearned income                                   (10,653)        (13,269)
--------------------------------------------------------------------------------

Net investment in finance lease                          27,947          31,159
================================================================================

Lease payments under the charter agreement for each of the five succeeding years are as follows: $5,556,000 in 2007, $5,284,000 in 2008, $5,013,000 in 2009,
$4,742,000 in 2010 and $4,470,000 in 2011.

5.  Deferred Charges

Deferred charges represent the capitalization of debt issue costs. These costs are amortized over the term of the Loans on a straight line basis. The deferred charges are comprised of the following amounts:

(in thousands of $)                                     2006               2005
Debt arrangement fees                                  1,006              1,006
Accumulated amortization                                (831)              (805)
--------------------------------------------------------------------------------

                                                         175                201
================================================================================

6.  Debt

(in thousands of $)                                    2006                2005
8.52% Term Loans due 2015                            28,678              31,865
Less: current portion                                (3,187)             (3,187)
--------------------------------------------------------------------------------

                                                     25,491              28,678
================================================================================

The outstanding debt as of December 31, 2006 is repayable as follows:

(in thousands of $)
Year ending December 31,
2007                                                                       3,187
2008                                                                       3,187
2009                                                                       3,187
2010                                                                       3,187
2011                                                                       3,187
2012 and later                                                            12,743
--------------------------------------------------------------------------------

Total debt                                                                28,678
================================================================================

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1 each year. Principal is repayable on the Term Loans in accordance with a remaining nine year sinking fund schedule.

If an Initial Charter is terminated, the scheduled mandatory sinking fund payments on the Term Loans will be revised so that the allocated principal amount of the Term Loans for the related Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $7 million.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on each of the optional termination dates. The Company did not receive any notification from the Initial Charter of their intention to terminate the Charter on April 1, 2004, nor on April 1, 2006; therefore the Charter remains in place with the remaining Optional Termination Dates being April 1, 2008 and April 1, 2010.

Scheduled payment date      Charter not   Charter terminated  Charter terminated
                             terminated                 2008                2010
(in thousands of $)               $'000                $'000               $'000
----------------------      -----------   ------------------  ------------------

                                   $'000               $'000               $'000
April 1, 2007                      3,187               3,187               3,187
April 1, 2008                      3,187               3,187               3,187
April 1, 2009                      3,187               1,690               3,187
April 1, 2010                      3,187               1,830               3,187
April 1, 2011                      3,187               1,990               1,510
April 1, 2012                      3,187               2,160               1,630
April 1, 2013                      3,187               2,340               1,770
April 1, 2014                      3,187               2,540               1,930
April 1, 2015                      3,182               9,754               9,090
--------------------------------------------------------------------------------

                                  28,678              28,678              28,678
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

7.   Share Capital

(in $)                                                       2006           2005
Authorized share capital:
   1,000 shares of $1 each                                  1,000          1,000
================================================================================

Issued and outstanding share capital:
   100 shares of $1 each                                      100            100
================================================================================

8.   Financial Instruments

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

                                                  2006                      2005
                                      2006    Carrying          2005    Carrying
                                Fair value       value    Fair value       value
                                ----------    --------    ----------    --------

(in thousands of $)

Restricted cash                      2,061       2,061         2,033       2,033
8.52% Mortgage Loans due 2015       30,578      28,678        35,689      31,865

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The carrying value of restricted cash, which is highly liquid, is a reasonable estimate of fair value.

The estimated fair value for fixed rate debt is based on the quoted market price of these or similar debt when available.

Concentrations of risk

The Company's only source of funds for the repayment of the principal and interest on the Term Loans are from charterhire payments from Chevron, investment income and the proceeds, if any, from the sale of any of the Vessels. Accordingly, the Company's ability to service its obligations on the Term Loans is wholly dependent upon the financial condition, results of operations and cash flows from Chevron.

9.   Related Party Transactions

Pursuant to a management agreement, Frontline is the Company's Manager and Technical Advisor. Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for the Vessel, along with a fee of $3,000 covering all four Vessels in the California Petroleum Group, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

The technical Advisor's Fee was initially $10,000 per annum for the Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by four percent. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessel.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a four percent increase on each subsequent anniversary of the closing of the issue of the Notes.

Management fee expenses and management fee payable as of December 31, 2006, 2005, and 2004 are as follows:

(in thousands of $)                    2006          2005         2004
Management fee expenses                  40            38           37
Management fee payable                   10            10            9

10.  Commitments and Contingencies

The Term Loans are collateralized by a first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Initial Charter and Chevron Guarantee relating to the Vessel have been collaterally assigned pursuant to the Assignment of Initial Charter and Assignment of Initial Charter Guarantee to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.

As at December 31, 2006, Chevron holds an option to purchase the Vessel for $1 on April 1, 2015 provided the Initial Charter is still in place.

                                   SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      CalPetro Tankers (Bahamas II) Limited





                               /s/ Kate Blankenship
                      -------------------------------------

                                Kate Blankenship
                             Director and Secretary



Date:  June 26, 2007